Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

Dated as of [                    ], 2011

Among

MARATHON OIL CORPORATION,

MARATHON OIL COMPANY

and

MARATHON PETROLEUM CORPORATION

i

EXHIBITS

Exhibit A	Form of Employee Matters Agreement
Exhibit B	Form of Marathon Petroleum Amended and Restated Bylaws
Exhibit C	Form of Marathon Petroleum Restated Certificate of Incorporation
Exhibit D	Form of Tax Sharing Agreement
Exhibit E	Form of Transition Services Agreement

SCHEDULES

Schedule 1.1(A)	Assumed Actions
Schedule 1.1(B)	Commercial Agreements
Schedule 1.1(C)	Marathon Oil Financial Instruments
Schedule 1.1(D)	Marathon Petroleum Financial Instruments
Schedule 1.1(E)	Marathon Petroleum Liabilities
Schedule 1.1(F)	Transferred Assets
Schedule 3.2	MOC Assets Sold
Schedule 3.3(D)	Marathon Petroleum Board of Directors
Schedule 3.4	Intercompany Agreements to Remain in Place
Schedule 5.1	Certain Conveyancing Instruments
Schedule 7.8(A)	Marathon Oil Domain Names
Schedule 7.8(B)	Marathon Petroleum Domain Names
Schedule 9.2(B)	Marathon Petroleum Policies
Schedule 10.1	Separation Costs
Schedule 11.1 (B)	Obligations Not Released

SEPARATION AND DISTRIBUTION AGREEMENT

THIS SEPARATION AND DISTRIBUTION AGREEMENT is made as of [                    ], 2011 among Marathon Oil Corporation, a Delaware corporation (“Marathon Oil”), Marathon Oil Company, an Ohio corporation and a direct, wholly owned subsidiary of Marathon Oil (“MOC”), and Marathon Petroleum Corporation, a Delaware corporation (“Marathon Petroleum”), and, as of the date hereof, a direct, wholly owned subsidiary of MOC.

WHEREAS, Marathon Oil, through the Marathon Petroleum Subsidiaries (as defined herein), is engaged in the business of petroleum refining, marketing and transportation (the “Transferred Business”);

WHEREAS, the Board of Directors of Marathon Oil has determined that it would be advisable and in the best interests of Marathon Oil and its stockholders for Marathon Oil to separate into two publicly traded companies: (i) Marathon Oil, which will continue to conduct, directly and through its subsidiaries, the businesses of crude oil and natural gas exploration and production, integrated natural gas and oils sands mining, and (ii) Marathon Petroleum, which will continue to conduct, directly and through its subsidiaries, the Transferred Business;

WHEREAS, to effectuate the Contribution and the Distribution (each as defined herein), Marathon Oil intends: (i) to cause (x) MOC to contribute to Marathon Petroleum its interest in the Transferred Assets and its partnership interest in MPC LP (each as defined herein); (y) Marathon Petroleum to assume certain liabilities; and (z) MOC to distribute to Marathon Oil all of the outstanding shares of common stock, par value $0.01 per share, of Marathon Petroleum (“Marathon Petroleum Common Stock”) then owned by MOC (the “Internal Distribution”); and (ii) to contribute to Marathon Petroleum MOC’s interest in the Transferred Assets and its partnership interest in MPC LP and any receivables due from a Marathon Petroleum Party to a Marathon Oil Party;

WHEREAS, the Board of Directors of Marathon Oil has determined that, following the MOC Contribution (as defined herein), the Internal Distribution and the Contribution, it would be advisable and in the best interests of Marathon Oil and its stockholders for Marathon Oil to distribute on a pro rata basis to the holders of outstanding shares of common stock, par value $1.00 per share, of Marathon Oil (“Marathon Oil Common Stock”) all of the outstanding shares of Marathon Petroleum Common Stock owned by Marathon Oil as of the Distribution Date (as defined herein);

WHEREAS, for U.S. federal income tax purposes, it is intended that each of (i) the MOC Contribution and the Internal Distribution and (ii) the Contribution and the Distribution qualify as a tax-free transaction under Sections 355 and 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, it is appropriate and desirable to set forth the principal transactions required to effect the Contribution and Distribution and certain other agreements that will govern the relationship of Marathon Oil and Marathon Petroleum following the Distribution.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

“Action” means any action, claim, counterclaim, demand, suit, countersuit, arbitration, mediation, alternative dispute resolution, litigation, inquiry, subpoena, discovery request, proceeding or investigation by or before any court, arbitration panel or entity, grand jury or Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the specified Person; provided, however, that, for purposes of this Agreement, no Marathon Oil Party or any director or officer thereof shall be deemed to be an Affiliate of any Marathon Petroleum Party and vice versa. After the Distribution, Marathon Oil and Marathon Petroleum shall not be deemed to be under common Control for purposes hereof due solely to the fact that Marathon Oil and Marathon Petroleum have common stockholders.

“Agent” means Computershare Trust Company, N.A., the distribution agent appointed by Marathon Oil to distribute shares of Marathon Petroleum Common Stock pursuant to the Distribution.

“Agreement” means this Separation and Distribution Agreement, as the same may be amended from time to time.

“Applicable Deadline” has the meaning set forth in Section 12.3(b).

“Arbitration Act” means the United States Arbitration Act, 9 U.S.C. §§ 1 et seq.

“Arbitration Demand Date” has the meaning set forth in Section 12.3(a).

“Arbitration Demand Notice” has the meaning set forth in Section 12.3(a).

“Assumed Actions” means those Actions in which any Marathon Oil Party or any Subsidiary of a Marathon Oil Party is a defendant or the Party against whom the claim or investigation is directed and which primarily relate to the Marathon Petroleum Business, including those Actions listed on Schedule 1.1(A).

“Business” means the Marathon Oil Business, with respect to a Marathon Oil Party, and the Marathon Petroleum Business, with respect to a Marathon Petroleum Party.

“Claims Administration” means the processing of claims made under Marathon Oil Policies, including the reporting of claims to the applicable insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

“Claims-Made Policies” has the meaning set forth in Section 9.5(b).

“Code” has the meaning set forth in the recitals to this Agreement.

“Commercial Agreements” means the agreements, identified on Schedule 1.1(B), entered into on or before the Distribution Date regarding the ongoing business and service relationships between the Marathon Oil Parties and the Marathon Petroleum Parties.

“Confidential Information” means any of the following:

(a) any proprietary information that is competitively sensitive material or otherwise of value to Marathon Oil, Marathon Petroleum and its or their Subsidiaries and not generally known to the public, including product planning information, marketing strategies, financial information, information regarding operations, consumer and/or customer relationships, consumer and/or customer profiles, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of Marathon Oil, Marathon Petroleum and its and their Subsidiaries and the consumers, customers, clients and suppliers of any of the foregoing;

(b) any proprietary scientific or technical information, design, invention, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords Marathon Oil, Marathon Petroleum and its and their Subsidiaries a competitive advantage over their competitors; and

(c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, information, and trade secrets.

Confidential Information includes such information as may be contained in or embodied by documents, substances, engineering and laboratory notebooks, documentation, reports, data, specifications, computer source code and object code, flow charts, databases, drawings, pilot plants or demonstration or operating facilities, diagrams, specifications, bills of material, equipment, prototypes and models, and any other tangible manifestation (including data in computer or other digital format) of the foregoing.

“Contract” means any written, oral, implied or other agreement, assurance, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, guaranty, indenture, indemnity, representation, warranty, legally binding arrangement or other instrument or obligation.

“Contribution” has the meaning set forth in Section 3.3(a).

“Control” means the power to direct the management of an entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled by” and “under common Control” have meanings correlative to the foregoing.

“Conveyancing Instruments” has the meaning set forth in Section 5.1.

“Designated Marathon Information” has the meaning set forth in Section 11.3(d).

“Distribution” has the meaning set forth in Section 4.5(a).

“Distribution Date” means the date on which the Distribution shall be effected, such date to be determined by, or under the authority of, the Board of Directors of Marathon Oil in its sole and absolute discretion.

“Distribution Ratio” has the meaning set forth in Section 4.5(a).

“Effective Time” means the time at which the Distribution is effective on the Distribution Date.

“Employee Contract” means any written Contract between a Party and a current or former employee of any Party.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, between Marathon Oil and Marathon Petroleum, the form of which is attached hereto as Exhibit A.

“Escalation Notice” has the meaning set forth in Section 12.2(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration, mediation or alternative dispute resolution fees or costs, witness fees, and reasonable fees and disbursements of outside legal counsel, investigators, expert witnesses, consultants, accountants and other third-party professionals).

“FIFO Basis” means, with respect to the payment of Unrelated Claims pursuant to the same Shared Policy, the payment in full of each successful claim (regardless of whether a Marathon Oil Insured Party or a Marathon Petroleum Insured Party is the claimant) in the order in which such successful claim is approved by the insurance carrier, until the limit of the applicable Shared Policy is met.

“Foreign Exchange Rate” means, with respect to any currency other than United States dollars, as of any date of determination, the rate set forth in the exchange rate section of The Wall Street Journal or, if not published in The Wall Street Journal, then the average of the opening bid and asked rates on such date at which such currency may be exchanged for United States dollars as quoted by JPMorgan Chase Bank, National Association (or any successor thereto or other major money center commercial bank agreed to by the Parties hereto).

“Form 10 Registration Statement” has the meaning set forth in Section 2.1(a).

“Former Business” means any corporation, partnership, entity, division, business unit or business within the definition of Rule 11-01(d) of Regulation S-X promulgated by the SEC (in each case including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part), in each case prior to the Distribution Date.

“Governmental Approvals and Consents” means any notices, reports or other filings to be made with or to, or any consents, registrations, approvals, permits, waivers, clearances or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any foreign, U.S. federal, state, local or other government, governmental, statutory or administrative authority, regulatory body or commission or any court, tribunal or judicial, arbitral or mediation body.

“Indemnified Party” has the meaning set forth in Section 11.5(a).

“Indemnifying Party” has the meaning set forth in Section 11.5(a).

“Indemnity Payment” has the meaning set forth in Section 11.5(a).

“Information” has the meaning set forth in Section 13.1(a).

“Information Statement” has the meaning set forth in Section 2.1(a).

“Insured Party” means a Marathon Oil Insured Party or a Marathon Petroleum Insured Party.

“Intercompany Agreements” means any Contract, other than this Agreement and the Operating Agreements, between one or more of the Marathon Oil Parties, on the one hand, and one or more of the Marathon Petroleum Parties, on the other hand, entered into prior to the Distribution.

“Internal Distribution” has the meaning set forth in the recitals to this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Joint Defense Agreement” means the Common Interest and Joint Defense Agreement, dated as of the date hereof, between Marathon Oil and Marathon Petroleum, in the form previously agreed between the applicable Marathon Oil Parties and Marathon Petroleum Parties.

“Liabilities” means any and all debts, liabilities, Losses and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto, and including those debts, liabilities, Losses and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any Contract.

“Losses” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, taxes, fines, penalties, damages, fees, expenses, deficiencies, claims or other charges (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

“Marathon Oil” has the meaning set forth in the preamble to this Agreement.

“Marathon Oil Business” means (a) all businesses and operations of the Marathon Oil Parties, other than the Marathon Petroleum Business, and (b) the Marathon Oil Former Businesses.

“Marathon Oil Common Stock” has the meaning set forth in the recitals to this Agreement.

“Marathon Oil Financial Instruments” means all credit facilities, guaranties, foreign-currency forward-exchange contracts, futures, forwards, swaps, options, collars, surety bonds, letters of credit and similar instruments primarily related to the Marathon Oil Business under which any Marathon Petroleum Party has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.1(C).

“Marathon Oil Former Businesses” means the Former Businesses owned by, in whole or in part, or operated by, in whole or in part, any of Marathon Oil or its current or former Subsidiaries or other Affiliates (including Marathon Petroleum and its current and former Subsidiaries or other Affiliates), other than the Marathon Petroleum Former Businesses.

“Marathon Oil Indemnified Parties” has the meaning set forth in Section 11.2.

“Marathon Oil Insured Party” means any Marathon Oil Party that is a named insured, additional named insured or insured under any Shared Policy or policy issued by OIL.

“Marathon Oil Liabilities” means all Liabilities of Marathon Oil and its Subsidiaries, as of the Distribution Date, other than the Marathon Petroleum Liabilities. For the avoidance of doubt: (A) the designation in this Agreement of any Liability as a Marathon Oil Liability shall be binding on the Marathon Oil Parties, notwithstanding that such Liability may arise out of, directly or indirectly, the negligence, strict liability or other legal fault of any one or more members of the Marathon Petroleum Parties; and (B) except as expressly set forth in this Agreement or an Operating Agreement, the designation in this Agreement of Liabilities as Marathon Petroleum Liabilities or Marathon Oil Liabilities is only for purposes of allocating responsibility for such Liabilities as between the Parties and their respective Subsidiaries and shall not affect any obligations to, or give rise to any rights of, any third parties.

“Marathon Oil Marks” means the name Marathon Oil, or any variations thereof, and any other trademarks, service marks, trade names, logos or identifiers owned by, or licensed by a Third Party to, any Marathon Oil Party, in each case as of the Effective Time.

“Marathon Oil Parties” means Marathon Oil and its Subsidiaries (including those formed or acquired after the date hereof), other than the Marathon Petroleum Parties.

“Marathon Oil Policies” has the meaning set forth in Section 9.2(a).

“Marathon Petroleum” has the meaning set forth in the preamble to this Agreement.

“Marathon Petroleum Amended and Restated Bylaws” means the Amended and Restated Bylaws of Marathon Petroleum, the form of which is attached hereto as Exhibit B.

“Marathon Petroleum Balance Sheet” means the unaudited combined balance sheet of Marathon Petroleum as of March 31, 2011 included in the Information Statement.

“Marathon Petroleum Business” means (a) all businesses and operations of the Marathon Petroleum Parties, (b) the Transferred Business and (c) the Marathon Petroleum Former Businesses.

“Marathon Petroleum Common Stock” has the meaning set forth in the recitals to this Agreement.

“Marathon Petroleum Credit Facilities” means (i) the agreement dated as of March 11, 2011 among Marathon Petroleum, the lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, J.P. Morgan Securities LLC and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Bookrunners, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Bank of America, N.A., Citigroup Global Markets Inc. and The Royal Bank of Scotland Plc, as Co-Documentation Agents, providing for a $2 billion credit facility, and (ii) a $[            ] billion [receivables facility to be entered into by Marathon Petroleum prior to the Effective Time].

“Marathon Petroleum Financial Instruments” means all credit facilities (including the Marathon Petroleum Credit Facilities), indentures, notes (including the notes referred to in the Notes Offering Memorandum), guaranties, foreign-currency forward-exchange contracts, futures, forwards, swaps, options, collars, surety bonds, letters of credit and similar instruments primarily related to the Marathon Petroleum Business under which any Marathon Oil Party has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.1(D).

“Marathon Petroleum Former Businesses” means all of the following U.S. domestic or foreign Former Businesses previously owned by, in whole or in part, or operated by, in whole or in part, Marathon Oil or any of its current or former Subsidiaries or other Affiliates (including Marathon Petroleum and its current or former Subsidiaries or other Affiliates): crude oil refineries and related facilities, other assets or operations; refined products or asphalt terminals and related facilities, other assets or operations; gasoline stations, service stations and convenience stores; onshore crude oil or refined products pipelines, other than oilfield gathering lines; ocean-going oil tankers; maleic anhydride production, marketing and transportation systems and related facilities, other assets or operations; Emro Propane Company and related marketing or transportation facilities, other assets or operations; Scurlock Permian LLC and related marketing or transportation facilities, other assets or operations; Valvoline® instant oil change facilities; Pilot Travel Centers LLC; all of the Rock Island Refining Corporation, Plymouth Oil Company and Republic Oil Company assets and operations, other than any such assets or operations encompassing oil or gas exploration and production or offshore pipeline assets or operations; real estate development, assets or operations including the Hilton Head Island, SC, Novi, MI, Marco Island, FL, Carriage Creek Inc., Burr Ridge, IL and similar development projects; and any other businesses or operations that, if owned or operated as of the Distribution Date, would be properly included in Marathon Oil’s refining, marketing and transportation reporting segment, in accordance with accounting principles generally accepted in the United States as of the Distribution Date.

“Marathon Petroleum Indemnified Parties” has the meaning set forth in Section 11.3.

“Marathon Petroleum Insured Party” means any Marathon Petroleum Party that is a named insured, additional named insured or insured under any Shared Policy or policy issued by OIL.

“Marathon Petroleum Liabilities” means: (a) all Liabilities of the Marathon Petroleum Parties and their respective Affiliates; (b) all Liabilities of Marathon Oil and its current or former Subsidiaries or other Affiliates (including Marathon Petroleum and its current or former Subsidiaries or other Affiliates) to the extent based upon, arising out of or relating to the Marathon Petroleum Business (including, for the avoidance of doubt, all Liabilities arising out of, resulting from or relating to the prior acquisition, ownership, operation or disposition of any of the Marathon Petroleum Former Businesses) or the Transferred Assets; (c) all Liabilities to the extent based upon or arising under the Asset Transfer and Contribution Agreement among MOC, Ashland Inc. and Marathon Ashland Petroleum Company LLC dated as of December 12, 1997, as amended, or any of the Transaction Documents referred to therein, or the related Memorandum of Understanding dated as of January 31, 2011 among Ashland Inc., MOC and MPC LP; (d) all Liabilities to the extent based upon or arising under the Master Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, Marathon Oil, MOC, Marathon Domestic LLC and Marathon Ashland Petroleum LLC dated as of March 18, 2004, as amended, or any of the Transaction Agreements referred to therein; (e) all Liabilities to the extent based upon or arising out of the Marathon Petroleum Financial Instruments; (f) all Liabilities set forth or referred to on Schedule 1.1(E); (g) all Liabilities reflected on the Marathon Petroleum Balance Sheet or in the notes thereto and all other Liabilities that are of a nature or type that would have resulted in such Liabilities being included as Liabilities on a consolidated balance sheet of Marathon Petroleum, or in the notes thereto, as of the Effective Time (were such balance sheet and notes to be prepared) on a basis consistent with the determination of the nature and type of Liabilities included on the Marathon Petroleum Balance Sheet; it being understood that to the extent the amount of any Liability included on the Marathon Petroleum Balance Sheet or the notes thereto was an estimate thereof, the actual amount of such Liability (rather than the estimated amount) shall be deemed to be a Marathon Petroleum Liability for purposes of this clause (g); (h) all Liabilities arising out of, resulting from or relating to any of the matters described under the captions “Business – Legal Proceedings” and “Business – Environmental

Matters” in the Information Statement; and (i) all Liabilities delegated or allocated to, or assumed by, Marathon Petroleum or any of the other Marathon Petroleum Parties under this Agreement or any of the Operating Agreements; provided, however, that notwithstanding the foregoing provisions of this clause (i) or any of the other preceding clauses of this sentence, “Marathon Petroleum Liabilities” shall exclude all Liabilities delegated or allocated to, or assumed by, Marathon Oil or any of the other Marathon Oil Parties under this Agreement or any of the Operating Agreements. For the avoidance of doubt: (A) Liabilities described in clause (b) of the immediately preceding sentence shall not be excluded from the definition of Marathon Petroleum Liabilities simply because such Liabilities are based upon or arise out of operations or assets no longer owned by Marathon Petroleum or any of the other Marathon Petroleum Parties as of the Distribution Time (e.g., previously sold, disposed or lost operations or assets); (B) the designation in this Agreement of any Liability as a Marathon Petroleum Liability shall be binding on the Marathon Petroleum Parties, notwithstanding that such Liability may arise out of, directly or indirectly, the negligence, strict liability or other legal fault of any one or more of the Marathon Oil Parties; and (C) except as expressly set forth in this Agreement or an Operating Agreement, the designation in this Agreement of Liabilities as Marathon Petroleum Liabilities or Marathon Oil Liabilities is only for purposes of allocating responsibility for such Liabilities as between the Parties and their respective Subsidiaries and shall not affect any obligations to, or give rise to any rights of, any third parties.

“Marathon Petroleum Marks” means the name Marathon Petroleum, or any variations thereof, and any other trademarks, service marks, trade names, logos or identifiers owned by, or licensed by a Third Party to, any Marathon Petroleum Party, in each case as of the Effective Time.

“Marathon Petroleum Parties” means Marathon Petroleum, the Marathon Petroleum Subsidiaries and any other Subsidiary of Marathon Petroleum (including those formed or acquired after the date hereof).

“Marathon Petroleum Policies” has the meaning set forth in Section 9.2(b).

“Marathon Petroleum Restated Certificate of Incorporation” means the Restated Certificate of Incorporation of Marathon Petroleum, the form of which is attached hereto as Exhibit C.

“Marathon Petroleum Share” means a share of Marathon Petroleum Common Stock.

“Marathon Petroleum Subsidiaries” means, collectively, MPC Investment LLC, Speedway LLC, Marathon Pipe Line LLC, MPC LP and each Subsidiary of any of the foregoing.

“Mark” means a Marathon Oil Mark or a Marathon Petroleum Mark.

“MOC” has the meaning set forth in the preamble to this Agreement.

“MOC Contribution” has the meaning set forth in Section 3.2(c).

“MPC LP” means Marathon Petroleum Company LP, a Delaware limited partnership and an indirect, wholly owned subsidiary of Marathon Oil.

“Net Intercompany Debt” means the aggregate amount of debt owed by the Marathon Petroleum Parties to PFD and any of the other Marathon Oil Parties, net of the aggregate amount of debt owed by the Marathon Oil Parties to the Marathon Petroleum Parties.

“Notes Offering Memorandum” means each of the preliminary offering memorandum, subject to completion, dated January 27, 2011, and the final offering memorandum, dated January 27, 2011, with respect to the offering and sale of $3 billion aggregate principal amount of senior notes of Marathon Petroleum, in each case together with the information incorporated by reference therein.

“NYSE” means the New York Stock Exchange, Inc.

“Occurrence-Based Policies” has the meaning set forth in Section 9.5(b).

“OIL” means Oil Insurance Limited, a mutual insurance company.

“OIL MOU” means the Memorandum of Understanding Regarding the Administration of Claims under OIL Insurance Policies, dated as of the date hereof, among Marathon Oil, Marathon Petroleum and OIL, in the form previously agreed between Marathon Oil and Marathon Petroleum.

“Operating Agreements” means the Transaction Agreements and the Commercial Agreements.

“Operating and Services Agreement SCRUB Technology” means the Operating and Services Agreement SCRUB Technology, dated as of the date hereof, between Marathon Oil Sands (U.S.A.) Inc. and Catlettsburg Refining, LLC, in the form previously agreed between such parties.

“Out-of-Pocket Expenses” means expenses involving a payment to a Third Party (other than an employee of the Party making the payment).

“Party” means a Marathon Oil Party or a Marathon Petroleum Party, as applicable.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, entity, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

“PFD” means MOC Portfolio Delaware, Inc., a Delaware corporation and a Subsidiary of Marathon Oil.

“Pipeline Operating Agreements” means the Pipeline Operating Agreements, each dated as of the date hereof, between Marathon Pipe Line LLC and each of Red Butte Pipe Line Company LLC, Marathon Offshore Pipeline LLC and Marathon Oil Company, each in the form previously agreed between the applicable Marathon Oil Parties and Marathon Petroleum Parties.

“Prime Rate” means the rate that JPMorgan Chase Bank, National Association (or any successor thereto or other major money center commercial bank agreed to by the Parties hereto) announces from time to time as its prime lending rate, as in effect from time to time.

“Privilege” has the meaning set forth in Section 13.9(a).

“Privileged Information” has the meaning set forth in Section 13.9(a).

“Protected Party” has the meaning set forth in Section 7.6(b).

“Record Date” means the close of business on the date determined by the Board of Directors of Marathon Oil as the record date for the Distribution.

“Related Claims” means a claim or claims against a Shared Policy made by one or more Marathon Petroleum Insured Parties, on the one hand, and one or more Marathon Oil Insured Parties, on the other hand, filed in connection with Losses suffered by either a Marathon Petroleum Insured Party or a Marathon Oil Insured Party, as the case may be, arising out of the same underlying transaction or series of transactions or event or series of events that have also given rise to Losses suffered by a Marathon Oil Insured Party or a Marathon Petroleum Insured Party, as the case may be, which Losses are the subject of a claim or claims by such Person against a Shared Policy.

“Representatives” has the meaning set forth in Section 13.8(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Separation Costs” has the meaning set forth in Section 10.1.

“Shared Policies” has the meaning set forth in Section 9.5(b).

“Soliciting Party” has the meaning set forth in Section 7.6(b).

“Stock Options Registration Statement” means the Registration Statement on Form S-8 or such other form or forms as may be appropriate, as amended and supplemented, including all documents incorporated by reference therein, to effect the registration under the Securities Act of Marathon Petroleum Shares subject to certain stock options granted to current and former officers, employees, directors and consultants of the Marathon Oil Parties pursuant to the Employee Matters Agreement.

“Subsidiary” means, when used with reference to any Person, any corporation or other entity or organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other entity or organization is directly or indirectly owned by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided, however, that no Person that is not directly or indirectly wholly owned by any other Person shall be a Subsidiary of such other Person unless such other Person directly or indirectly Controls, or has the right, power or ability to Control, that Person. After the Distribution, Marathon Oil and Marathon Petroleum shall not be deemed to be under common Control for purposes hereof due solely to the fact that Marathon Oil and Marathon Petroleum have common stockholders.

“Tax Sharing Agreement” means the Tax Sharing Agreement, dated the date hereof, between Marathon Oil, Marathon Petroleum and MPC Investment LLC, the form of which is attached hereto as Exhibit D.

“Third Party” means a Person that is not a Party or a Subsidiary of a Party.

“Third-Party Claim” has the meaning set forth in Section 11.6(a).

“Third-Party Consents” means any material consent, approval, waiver or authorization to be obtained from any Person that is not a Governmental Authority.

“Toxic Tort Claim” means an Action alleging an illness or medical condition arising out of exposure to asbestos, benzene, benzene-containing products, or any other hydrocarbon other than crude oil or natural gas.

“Transaction Agreement” means each of the Employee Matters Agreement, the Joint Defense Agreement, the Pipeline Operating Agreements, the Operating and Services Agreement SCRUB Technology, the Tax Sharing Agreement, the Transition Services Agreement, the OIL MOU and the Conveyancing Instruments.

“Transferred Assets” means, collectively, the assets set forth on Schedule 1.1(F).

“Transferred Business” has the meaning set forth in the recitals to this Agreement.

“Transition Services Agreement” means the Transition Services Agreement, dated as of the date hereof, between Marathon Oil and Marathon Petroleum, the form of which is attached hereto as Exhibit E.

“Unaided Knowledge” has the meaning set forth in Section 13.8(e).

“Unrelated Claims” means a claim or claims against a Shared Policy that is not a Related Claim.

SECTION 1.2 Interpretation. In this Agreement, unless the context clearly indicates otherwise:

(a) words used in the singular include the plural and words used in the plural include the singular;

(b) references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and a reference to such Person’s “Affiliates” or “Subsidiaries” shall be deemed to mean such Person’s Affiliates or Subsidiaries, as applicable, following the Distribution;

(c) any reference to any gender includes the other gender and the neuter;

(d) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(e) the words “shall” and “will” are used interchangeably and have the same meaning;

(f) the word “or” shall have the inclusive meaning represented by the phrase “and/or”;

(g) any reference to any Article, Section, Exhibit or Schedule means such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition;

(h) the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement;

(i) any reference to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;

(j) any reference to any law (including statutes and ordinances) means such law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability;

(k) relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including”;

(l) accounting terms used herein shall have the meanings historically ascribed to them by Marathon Oil and its Subsidiaries, including Marathon Petroleum and its Subsidiaries, in its and their internal accounting and financial policies and procedures in effect as of the date of this Agreement;

(m) if there is any conflict between the provisions of the body of this Agreement and the Schedules hereto, the provisions of the body of this Agreement shall control unless explicitly stated otherwise in such Schedule;

(n) if there is any conflict between the provisions of this Agreement and a Transaction Agreement, the provisions of such Transaction Agreement shall control (but only with respect to that Transaction Agreement) unless explicitly stated otherwise therein;

(o) the titles to Articles and headings of Sections contained in this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement;

(p) any portion of this Agreement obligating a Party to take any action or refrain from taking any action, as the case may be, shall mean that such Party shall also be obligated to cause its relevant Subsidiaries to take such action or refrain from taking such action, as the case may be;

(q) unless otherwise specified in this Agreement, all references to dollar amounts herein shall be in respect of lawful currency of the United States; and

(r) the language of this Agreement shall be deemed to be the language the Parties hereto have chosen to express their mutual intent, and no rule of strict construction shall be applied against any Party.

ARTICLE II

CERTAIN ACTIONS PRIOR TO THE

DISTRIBUTION DATE

SECTION 2.1 SEC and Other Securities Filing. In order to effect the transactions contemplated by Article III and Article IV, the Marathon Oil Parties and the Marathon Petroleum Parties shall take the following actions prior to the Distribution Date to the extent not taken prior to the date hereof:

(a) Marathon Petroleum shall file with the SEC (i) all amendments or supplements to the registration statement on Form 10 (such registration statement, including all amendments or supplements thereto filed with the SEC prior to the Distribution Date, the “Form 10 Registration Statement”) as may be necessary or appropriate to effect the registration of the Marathon Petroleum Common Stock under the Exchange Act and (ii) the Stock Options Registration Statement. The Form 10 Registration Statement includes an information statement to be sent by Marathon Oil to its stockholders in connection with the Distribution (such information statement, as it may be amended or supplemented, the “Information Statement”). Marathon Petroleum and Marathon Oil shall use their respective commercially reasonable efforts to cause the Form 10 Registration Statement and the Stock Options Registration Statement to become effective as soon as reasonably practicable. Promptly after the Form 10 Registration Statement becomes effective and on or promptly after the Record Date, and in any event prior to the Distribution Date, Marathon Oil shall mail the Information Statement to the holders of record of Marathon Oil Common Stock as of the Record Date.

(b) In connection with the Distribution:

(i) the Parties shall use their respective commercially reasonable efforts to take all such action as may be necessary or appropriate under state and foreign securities and “blue sky” laws in connection with the transactions contemplated by this Agreement;

(ii) the Parties shall prepare, and Marathon Petroleum shall file and seek to have approved, an application for the listing of the Marathon Petroleum Common Stock on the NYSE, subject to official notice of issuance;

(iii) Marathon Oil shall give the NYSE notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act; and

(iv) the Parties shall cooperate in preparing, filing with the SEC and causing to become effective any other registration statements or amendments or supplements thereto that are necessary or appropriate in order to effect the transactions contemplated hereby, or to reflect the establishment of, or amendments to, any employee benefit plans contemplated hereby.

SECTION 2.2 Financial Instruments.

(a) Marathon Petroleum will use its commercially reasonable efforts to take or cause to be taken all actions, and enter into (or cause the other Marathon Petroleum Parties to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Effective Time, (i) the removal of the Marathon Oil Parties from all Marathon Petroleum Financial Instruments and (ii) the Marathon Oil Parties to be fully and unconditionally released from all Liabilities in respect of the Marathon Petroleum Financial Instruments. It is understood and agreed that all Liabilities in respect of the Marathon Petroleum Financial Instruments are Marathon Petroleum Liabilities and Marathon Petroleum shall indemnify the Marathon Oil Parties from any Liabilities suffered thereby to the extent arising out of, resulting from or relating to the Marathon Petroleum Financial Instruments. Without limiting the foregoing, after the Effective Time, (A) Marathon Petroleum will not, and will not permit any Marathon Petroleum Party to, renew, extend, modify, amend or supplement any Marathon Petroleum Financial Instrument in any manner that would increase, extend or give rise to any Liability of a Marathon Oil Party under such Marathon Petroleum Financial Instrument and (B) with respect to any Marathon Petroleum Financial Instrument for which any Marathon Oil Party was not removed and fully and unconditionally released from all Liabilities in respect of such Marathon Petroleum Financial Instrument prior to the Effective Time, Marathon Petroleum shall continue to use its commercially reasonable efforts to cause such removal and release.

(b) Marathon Oil will use its commercially reasonable efforts to take or cause to be taken all actions, and enter into (or cause the other Marathon Oil Parties to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Effective Time, (i) the removal of the Marathon Petroleum Parties from all Marathon Oil Financial Instruments and (ii) the Marathon Petroleum Parties to be fully and unconditionally released from all Liabilities in respect of the Marathon Oil Financial Instruments. It is understood and agreed that all Liabilities in respect of the Marathon Oil Financial Instruments are Marathon Oil Liabilities and Marathon Oil shall indemnify the Marathon Petroleum Parties from any Liabilities suffered thereby to the extent arising out of, resulting from or relating to the Marathon Oil Financial Instruments. Without limiting the foregoing, after the Effective Time, (A) Marathon Oil will not, and will not permit any Marathon Oil Party to, renew, extend, modify, amend or supplement any Marathon Oil Financial Instrument in any manner that would increase, extend or give rise to any Liability of a Marathon Petroleum Party under such Marathon Oil Financial Instrument and (B) with respect to any Marathon Oil Financial Instrument for which any Marathon Petroleum Party was not removed and fully and unconditionally released from all Liabilities in respect of such Marathon Oil Financial Instrument prior to the Effective Time, Marathon Oil shall continue to use its commercially reasonable efforts to cause such removal and release.

ARTICLE III

BUSINESS SEPARATION

SECTION 3.1 Ownership of MPC LP. As of the date of this Agreement, MPC Investment LLC owns a 55% interest in the profits of MPC LP. Immediately prior to the MOC Contribution and the Contribution, the remaining interests in the profits of MPC LP will be owned 31.7% by MOC and 13.3% by Marathon Oil.

SECTION 3.2 Actions Prior to the Separation. Upon the terms and subject to the conditions of this Agreement, on the Distribution Date but prior to the Distribution, Marathon Oil and Marathon Petroleum shall take or cause to be taken the following actions in the following order to the extent not taken prior to the date hereof:

(a) Marathon Petroleum Dividend. Marathon Petroleum shall declare and pay a cash dividend to MOC, in any amount to be specified by Marathon Oil.

(b) MOC Asset Sale. MOC shall sell to MPC LP each of the assets set forth on Schedule 3.2 for an amount of cash equal to the amount set forth next to each such asset, which such amount is estimated to be the current fair market value of such asset.

(c) MOC Contribution. MOC shall contribute to Marathon Petroleum all of its right, title and interest in and to the Transferred Assets and its MPC LP partnership interest (including the right to guaranteed payments from MPC LP) (the “MOC Contribution”).

(d) Internal Distribution. MOC shall distribute to Marathon Oil all of MOC’s right, title and interest in and to the outstanding Marathon Petroleum Shares.

(e) Marathon Petroleum Credit Facilit[ies]. Marathon Petroleum shall satisfy all conditions to initial funding under the Marathon Petroleum Credit Facilities with the other parties thereto.

(f) Internal Payments. Immediately prior to the Effective Time: (i) Marathon Oil shall cause PFD to redeem the preferred shares of PFD owned by Marathon Petroleum by paying to Marathon Petroleum cash equal to the full value of such shares as of the Distribution Date; (ii) Marathon Petroleum shall pay (on behalf of the applicable Marathon Petroleum Parties) to Marathon Oil (on behalf of the applicable Marathon Oil Parties) cash equal to the aggregate amount of Net Intercompany Debt then owed by the Marathon Petroleum Parties to the Marathon Oil Parties; and (iii) Marathon Oil shall pay to Marathon Petroleum an amount of cash so that, as of the Effective Time (but after taking into account the payments described above in this Section 3.2), the Marathon Petroleum Parties shall have, in the aggregate, an amount of cash and cash equivalents (determined, for purposes of this Section 3.2, in accordance with Section 1.2(l)) that Marathon Oil deems appropriate, which amount shall be equal to at least $750 million. The Parties intend that, in connection with the payments described in the first sentence of this Section 3.2(f), all debts owed by a Marathon Oil Party to a Marathon Petroleum Party, and all debts owed by a Marathon Petroleum Party to a Marathon Oil Party, in each case immediately prior to the Effective Time, shall be satisfied in full by cash payment to the relevant obligee. Accordingly, immediately prior to the Effective Time, each Marathon Oil Party which is an obligor on any such debt shall pay to Marathon Oil (which shall act as a paying agent for all such obligors), and each Marathon Petroleum Party which is an obligor on any such debt shall pay to Marathon Petroleum (which shall act as a paying agent for all such obligors), the amount of any debt owed to a Marathon Petroleum Party or Marathon Oil Party, respectively. Upon Marathon Oil’s receipt of the payments to Marathon Oil contemplated by this Section 3.2(f), Marathon Oil shall pay in full the respective amounts of such debt owed to each Marathon Oil Party, and, upon Marathon Petroleum’s receipt of the payments to Marathon Petroleum contemplated by this Section 3.2(f), Marathon Petroleum shall pay in full the respective amounts of such debt owed to each Marathon Petroleum Party.

(g) Potential True-up Payment. Within 45 days following the Distribution Date, if the Parties determine that the amount of cash and cash equivalents held by the Marathon Petroleum Parties, collectively, as of the Effective Time (and after taking into account the payments described above in this Section 3.2) was less than $750 million, then Marathon Oil shall pay to Marathon Petroleum a payment equal to the amount such shortfall, provided that none of the Marathon Petroleum Parties shall have taken any action (or failed to take any action) outside the ordinary course of business with a view to or for the purpose or with the effect of reducing the amount of cash and cash equivalents held by the Marathon Petroleum Parties, collectively, as of the Effective Time. Any payment made pursuant to this Section 3.2(g) shall be made, to the extent practicable, by first making reconciling payments (to reflect actual amounts as compared to estimates) with respect to any payments made pursuant to Section 3.2(f) based on estimates as of the Effective Time.

SECTION 3.3 The Separation. Upon the terms and subject to the conditions of this Agreement, on or before the Distribution Date and following the consummation of the transactions to be taken pursuant to Section 3.2, Marathon Oil and Marathon Petroleum shall take the following actions in the following order:

(a) Marathon Petroleum Contribution. Marathon Oil shall contribute to Marathon Petroleum all of Marathon Oil’s right, title and interest in and to its MPC LP partnership interest (including the right to guaranteed payments from MPC LP), all of Marathon Oil’s right, title and interest in and to the Transferred Assets and any receivables due from a Marathon Petroleum Party to a Marathon Oil Party (the “Contribution”).

(b) Recapitalization. In consideration of Marathon Oil completing the Contribution and causing the MOC Contribution to be completed, Marathon Petroleum shall be recapitalized, with Marathon Oil surrendering all of the then issued and outstanding Marathon Petroleum Shares in exchange for a number of uncertificated Marathon Petroleum Shares which shall equal the number of Marathon Petroleum Shares to be distributed by Marathon Oil in the Distribution, which shares shall be fully paid, nonassessable and free of preemptive rights.

(c) Transaction Agreements and Commercial Agreements. To the extent not already executed, the applicable Marathon Oil Parties and the applicable Marathon Petroleum Parties shall execute and deliver to the other the Transaction Agreements and Commercial Agreements to which they are intended to be a Party.

(d) Marathon Petroleum Board. The Board of Directors of Marathon Petroleum shall be reconstituted so that it consists of the persons set forth on Schedule 3.3(D).

Notwithstanding the foregoing, Marathon Oil may elect in its sole and absolute discretion at any time prior to the Distribution to omit or modify any of the transactions set forth in Section 3.2 and Section 3.3 or to include additional transactions.

SECTION 3.4 Termination of Existing Intercompany Agreements. Except as otherwise expressly provided in (i) this Agreement or (ii) the Operating Agreements, or as set forth on Schedule 3.4, and except for all payables and receivables accrued and unpaid in the ordinary course of business of the Marathon Oil Parties and the Marathon Petroleum Parties pursuant to the Commercial Agreements prior to the Effective Time, all Intercompany Agreements and all other intercompany arrangements and course of dealings, whether or not in writing and whether or not binding, in effect after the Contribution and immediately prior to the Distribution shall be terminated, cancelled and of no further force and effect from and after the Distribution; provided that, for the avoidance of doubt, this Section 3.4 shall not terminate or affect this Agreement or any Operating Agreement. If, as a result of mistake or oversight, any Intercompany Agreement, intercompany arrangement and/or course of dealings is terminated and cancelled pursuant to this Section 3.4, then, at the request of Marathon Oil or Marathon Petroleum, the Parties shall negotiate in good faith after the Distribution to determine whether, notwithstanding such termination and cancellation, such Intercompany Agreement, intercompany arrangement and/or course of dealings should continue following the Effective Time and the terms and conditions upon which the Parties may continue with respect thereto.

ARTICLE IV

THE DISTRIBUTION

SECTION 4.1 Record Date and Distribution Date. Upon the terms and subject to the conditions of this Agreement, the Board of Directors of Marathon Oil shall, in its sole and absolute discretion, establish the Record Date and the Distribution Date and any necessary or appropriate procedures in connection with the Distribution. The Board of Directors of Marathon Oil shall have the right to adjust the Distribution Ratio at any time prior to the Distribution.

SECTION 4.2 Marathon Petroleum Certificate of Incorporation and Bylaws. Prior to the Contribution, the Marathon Petroleum Board of Directors and Marathon Oil, as sole stockholder of Marathon Petroleum, shall have adopted and approved the Marathon Petroleum Restated Certificate of Incorporation and the Marathon Petroleum Amended and Restated Bylaws, and Marathon Petroleum shall have filed the Marathon Petroleum Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

SECTION 4.3 The Agent. Prior to the Distribution Date, Marathon Oil shall enter into a distribution agent agreement with the Agent.

SECTION 4.4 Delivery of Marathon Petroleum Shares. Marathon Oil shall take such steps as are necessary or appropriate to permit the Marathon Petroleum Shares to be distributed in the manner described in this Article IV. In its capacity as Marathon Oil’s distribution agent and Marathon Petroleum’s transfer agent, the Agent will distribute the Marathon Petroleum Shares in the manner described in this Article IV.

SECTION 4.5 The Distribution.

(a) Subject to the satisfaction or waiver of the conditions set forth in Section 8.1 and at the sole and absolute discretion of Marathon Oil, on the Distribution Date Marathon Oil shall effect the Distribution and shall cause the Agent to distribute to each holder of record of shares of Marathon Oil Common Stock as of the Record Date (other than with respect to shares of Marathon Oil Common Stock held in treasury by Marathon Oil) by means of a pro rata dividend of one Marathon Petroleum Share for every two shares of Marathon Oil Common Stock (the “Distribution Ratio”) held of record by such holder as of the Record Date (the “Distribution”); provided, however, that any fractional Marathon Petroleum Shares shall be treated as provided in Section 4.5(c).

(b) Upon the terms and subject to the conditions of this Agreement, each holder of record of Marathon Oil Common Stock as of the Record Date, other than in respect of shares of Marathon Oil Common Stock held in treasury by Marathon Oil, will be entitled to receive in the Distribution one share of Marathon Petroleum Common Stock for every two shares of Marathon Oil Common Stock held of record by such record holder as of the Record Date.

(c) Marathon Oil will direct the Agent to determine, as soon as is practicable after the Distribution Date, the number of fractional shares, if any, of Marathon Petroleum Common Stock allocable to each record holder entitled to receive Marathon Petroleum Common Stock in the Distribution and to promptly aggregate all the fractional shares and sell the whole shares obtained thereby on behalf of such record holders, in open market transactions or otherwise, at the then-prevailing trading prices, and to cause to be distributed to each such record holder, in respect of such record holder’s fractional share, each record holder’s ratable share of the proceeds from such sale, after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

(d) Any Marathon Petroleum Common Stock or cash in lieu of fractional shares with respect to Marathon Petroleum Common Stock that remains unclaimed by any record holder 180 days after the Distribution Date will be delivered to Marathon Petroleum. Marathon Petroleum will hold the Marathon Petroleum Common Stock or cash for the account of such record holder, and any record holder will look only to Marathon Petroleum for the Marathon Petroleum Common Stock or cash, if any, in lieu of fractional shares, subject in each case to applicable escheat or other abandoned property laws. Marathon Oil expressly waives any claim to any Marathon Petroleum Common Stock or cash in lieu of fractional shares to be transferred to Marathon Petroleum pursuant to this Section 4.5(d) and, if received, will transfer such Marathon

Petroleum Common Stock and cash in lieu of fractional shares to Marathon Petroleum for the account of the record holders.

SECTION 4.6 Delivery of Marathon Petroleum Shares. Each Marathon Petroleum Share distributed in the Distribution shall be validly issued, fully paid and nonassessable and free of preemptive rights. Such Marathon Petroleum Shares shall be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates therefor shall be distributed. Marathon Oil shall cause the Agent to deliver an account statement to each holder of Marathon Petroleum Common Stock reflecting such holder’s ownership interest in Marathon Petroleum Shares.

SECTION 4.7 Distribution Is at Marathon Oil’s Discretion. The consummation of the transactions provided for in this Article IV shall only be effected after the Distribution has been declared by the Board of Directors of Marathon Oil and after all of the conditions set forth in Section 8.1 shall have been satisfied or waived by Marathon Oil. Notwithstanding the foregoing, at any time prior to the Distribution, Marathon Oil, in its sole and absolute discretion, may determine not to consummate the Distribution or may change the terms of the Distribution.

SECTION 4.8 Additional Approvals. Prior to the Distribution, Marathon Oil shall cooperate with Marathon Petroleum in effecting, and if so requested by Marathon Petroleum, Marathon Oil shall, or prior to the Internal Distribution shall cause MOC to, in either case as the sole stockholder of Marathon Petroleum prior to the Distribution, ratify any actions which are reasonably necessary or desirable to be taken by Marathon Petroleum to effectuate the transactions referenced in or contemplated by this Agreement in a manner consistent with the terms hereof, including the preparation and implementation of appropriate plans, agreements and arrangements for employees of the Marathon Petroleum Business and non-employee members of Marathon Petroleum’s Board of Directors.

ARTICLE V

BUSINESS SEPARATION CLOSING MATTERS

SECTION 5.1 Delivery of Instruments of Conveyance. In order to effectuate the transactions contemplated by Article II through Article IV, the Parties shall execute and deliver, or cause to be executed and delivered, prior to or as of the Distribution, such deeds, bills of sale, instruments of assumption, instruments of assignment, stock powers, certificates of title and other instruments of assignment, transfer, assumption, license and conveyance (collectively, the “Conveyancing Instruments”) as Marathon Oil and Marathon Petroleum shall reasonably deem necessary or appropriate to effect such transactions, including those set forth on Schedule 5.1.

SECTION 5.2 Provision of Corporate Records.

(a) Without limitation of the Parties’ rights and obligations pursuant to Article XIII, prior to or as promptly as reasonably practicable after the Distribution, Marathon Oil shall deliver to Marathon Petroleum all corporate books and records of the Marathon Petroleum Parties and, upon request, copies of all corporate books and records of the Marathon Oil Parties to the extent relating to the Marathon Petroleum Business in its possession or control, including in each case copies of all applicable active agreements, litigation files, insurance policies and government filings.

(b) Without limitation of the Parties’ rights and obligations pursuant to Article XIII, prior to or as promptly as reasonably practicable after the Distribution, Marathon Petroleum shall deliver to Marathon Oil all corporate books and records of the Marathon Oil Parties and, upon request, copies of all corporate books and records of the Marathon Petroleum Parties to the extent relating to the Marathon Oil Business in its possession or control, including in each case copies of all applicable active agreements, litigation files, insurance policies and government filings.

ARTICLE VI

NO REPRESENTATIONS AND WARRANTIES

SECTION 6.1 No Marathon Oil Representations or Warranties. Except as expressly set forth herein or in any Operating Agreement, none of the Marathon Oil Parties makes any representation or warranty of any kind whatsoever, express or implied, to any of the Marathon Petroleum Parties in any way with respect to any of the transactions contemplated hereby or any other matter, including as to (a) the value, condition, prospects or freedom from encumbrance of, or any other matter concerning, any of the Marathon Petroleum Subsidiaries (including their respective assets), the Transferred Assets or the Marathon Petroleum Business, (b) the legal sufficiency to convey title to any of the partnership interests in MPC LP or Transferred Assets on the execution, delivery and/or filing of the Conveyancing Instruments or (c) the amount or nature of, or any other matter concerning, the Liabilities of the Marathon Petroleum Parties. NOTWITHSTANDING ANYTHING CONTAINED TO THE CONTRARY IN ANY OTHER PROVISION OF THIS AGREEMENT AND TO THE FULLEST EXTENT NOT PROHIBITED BY APPLICABLE LAW, IT IS THE EXPLICIT INTENT OF EACH PARTY THAT MARATHON PETROLEUM TAKES THE MARATHON PETROLEUM BUSINESS AND ALL SUCH MARATHON PETROLEUM SUBSIDIARIES (AND THEIR RESPECTIVE ASSETS) AND TRANSFERRED ASSETS “AS IS,” “WHERE IS” AND “WITH ALL FAULTS” AND THAT, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MARATHON OIL HEREBY (I) EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO (A) THE CONDITION OR SUFFICIENCY THEREOF (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, MARKETABILITY, TITLE, VALUE, FREEDOM FROM ENCUMBRANCE OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS MATERIALS IN OR ON, OR DISPOSED OR DISCHARGED FROM, SUCH ASSETS) OR (B) ANY INFRINGEMENT BY MARATHON OIL OR ANY OF ITS SUBSIDIARIES OR OTHER AFFILIATES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY THIRD PARTY; AND (II) NEGATES ANY RIGHTS OF MARATHON PETROLEUM UNDER STATUTES TO CLAIM DIMINUTION OF CONSIDERATION AND ANY CLAIMS BY MARATHON PETROLEUM FOR DAMAGES BECAUSE OF REDHIBITORY VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING THE INTENTION OF THE PARTIES HERETO THAT THE MARATHON PETROLEUM BUSINESS AND ALL SUCH MARATHON PETROLEUM SUBSIDIARIES (AND THEIR

RESPECTIVE ASSETS) AND TRANSFERRED ASSETS ARE TO BE ACCEPTED BY MARATHON PETROLEUM IN THEIR PRESENT CONDITION. The Marathon Petroleum Parties shall bear the economic and legal risks that any conveyances of such assets shall prove to be insufficient or that the Marathon Petroleum Parties’ title to any such assets shall be other than good and marketable and free of encumbrances. Except as expressly set forth in this Agreement or in any Operating Agreement, none of the Marathon Oil Parties represents or warrants that the obtaining of the consents or approvals, the execution and delivery of any amendatory agreements and the making of the filings and applications contemplated by this Agreement shall satisfy the provisions of all applicable agreements or the requirements of all applicable laws or judgments and, subject to Section 6.2, the Marathon Petroleum Parties shall bear the economic and legal risk that any necessary consents or approvals are not obtained or that any requirements of law or judgments are not complied with respect to the Contribution or the MOC Contribution. Notwithstanding the foregoing, Marathon Oil shall, or shall cause the other applicable Marathon Oil Parties to, use commercially reasonable efforts to cure any material defects in the applicable Marathon Petroleum Parties’ title to any Transferred Assets; provided that the Marathon Petroleum Parties shall pay any Out-of-Pocket Expenses or any other Liability to any Third Party incurred by the Marathon Oil Parties in connection with such commercially reasonable efforts.

SECTION 6.2 No Marathon Petroleum Representations Warranties. Except as expressly set forth herein or in any Operating Agreement, none of the Marathon Petroleum Parties makes any representation or warranty of any kind whatsoever, express or implied, to any of the Marathon Oil Parties in any way with respect to any of the transactions contemplated hereby or any other matter, including the amount or nature of, or any other matter concerning, the Liabilities of the Marathon Oil Parties.

ARTICLE VII

CERTAIN COVENANTS

SECTION 7.1 Governmental Approvals and Consents and Third-Party Consents. Prior to the Distribution, the Parties hereto will use their respective commercially reasonable efforts to obtain all Governmental Approvals and Consents and all Third-Party Consents that are required or appropriate in connection with the transactions contemplated by this Agreement.

SECTION 7.2 Non-Assignable Contracts.

(a) If and to the extent that any Marathon Oil Party is unable to obtain any consent, approval or amendment necessary for the transfer or assignment to any Marathon Petroleum Party of any Contract or other rights relating to the Marathon Petroleum Business that would otherwise be transferred or assigned to such Marathon Petroleum Party as contemplated by this Agreement or any other agreement or document contemplated hereby, (i) such Marathon Oil Party shall continue to be bound thereby and the purported transfer or assignment to such Marathon Petroleum Party shall automatically be deemed deferred until such time as all legal impediments are removed and all necessary consents have been obtained and (ii) unless not permitted by the terms thereof or by law, the Marathon Petroleum Parties shall pay, perform and discharge fully all of the obligations of the Marathon Oil Parties thereunder from and after the Distribution, or such earlier time as such transfer or assignment would otherwise have taken place, and indemnify the Marathon Oil Parties for all Losses arising out of such performance by such Marathon Petroleum Party. The Marathon Oil Parties shall, without further consideration therefor, pay and remit to the applicable Marathon Petroleum Party promptly all monies, rights and other considerations received in respect of such performance. The Marathon Oil Parties shall exercise or exploit their rights and options under all such Contracts and other rights, agreements and documents referred to in this Section 7.2(a) only as reasonably directed by Marathon Petroleum and at Marathon Petroleum’s expense. If and when any such consent, approval or amendment shall be obtained or such Contract or other right or agreement shall otherwise become transferable or assignable or be able to be novated, the Marathon Oil Parties shall promptly assign or transfer and novate (to the extent permissible) all of their rights and obligations thereunder to the applicable Marathon Petroleum Party without payment of further consideration, and such Marathon Petroleum Party shall, without the payment of any further consideration therefor, assume such rights and obligations. To the extent that the transfer or assignment of any Contract or other right (or the proceeds therefrom) pursuant to this Section 7.2(a) is prohibited by law or the terms thereof, this Section 7.2(a) shall operate to create a subcontract with the applicable Marathon Petroleum Party to perform each relevant Contract or other right, agreement or document at a subcontract price equal to the monies, rights and other considerations received by the Marathon Oil Parties with respect to the performance by such Marathon Petroleum Party.

(b) If and to the extent that any Marathon Petroleum Party is unable to obtain any consent, approval or amendment necessary for the transfer or assignment to any Marathon Oil Party of any Contract or other rights relating to the Marathon Oil Business that would otherwise be transferred or assigned to such Marathon Oil Party as contemplated by this Agreement or any other agreement or document contemplated hereby, (i) such Marathon Petroleum Party shall continue to be bound thereby and the purported transfer or assignment to such Marathon Oil Party shall automatically be deemed deferred until such time as all legal impediments are removed and all necessary consents have been obtained and (ii) unless not permitted by the terms thereof or by law, the Marathon Oil Parties shall pay, perform and discharge fully all of the obligations of the Marathon Petroleum Parties thereunder from and after the Distribution, or such earlier time as such transfer or assignment would otherwise have taken place, and indemnify the Marathon Petroleum Parties for all Losses arising out of such performance by such Marathon Oil Party. The Marathon Petroleum Parties shall, without further consideration therefor, pay and remit to the applicable Marathon Oil Party promptly all monies, rights and other considerations received in respect of such performance. The Marathon Petroleum Parties shall exercise or exploit their rights and options under all such Contracts and other rights, agreements and documents referred to in this Section 7.2(b) only as reasonably directed by Marathon Oil and at Marathon Oil’s expense. If and when any such consent, approval or amendment shall be obtained or such Contract or other right or agreement shall otherwise become transferable or assignable or be able to be novated, the Marathon Petroleum Parties shall promptly assign or transfer and novate (to the extent permissible) all of their rights and obligations thereunder to the applicable Marathon Oil Party without payment of further consideration, and such Marathon Oil Party shall, without the payment of any further consideration therefor, assume such rights and obligations. To the extent that the transfer or assignment of any Contract or other right (or the proceeds therefrom) pursuant to this Section 7.2(b) is prohibited by law or the terms thereof, this Section 7.2(b) shall operate to create a subcontract with the applicable Marathon Oil Party to perform each relevant Contract or other right, agreement or document at a subcontract price equal to the monies, rights and other considerations received by the Marathon Petroleum Parties with respect to the performance by such Marathon Oil Party.

SECTION 7.3 Further Assurances.

(a) Each Party shall use its commercially reasonable efforts, after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or advisable under applicable laws to consummate or make effective the transactions contemplated by this Agreement; provided, however, that no Marathon Oil Party or Marathon Petroleum Party shall be obligated under this Section 7.3(a) to pay any consideration or Out-of-Pocket Expenses (other than de minimis filing or transaction fees), grant any concession or incur any Liability to any Third Party.

(b) If, as a result of mistake or oversight, any asset or Contract reasonably necessary to the conduct of the Marathon Petroleum Business is not transferred to the applicable Marathon Petroleum Party, or any asset or Contract reasonably necessary to the conduct of the Marathon Oil Business is not transferred to the applicable Marathon Oil Party or is transferred to any Marathon Petroleum Party, the Parties intend that such asset or Contract shall be transferred to the Party which requires such asset or Contract for the conduct of its business without the payment of any additional consideration, and Marathon Oil and Marathon Petroleum shall negotiate in good faith after the Distribution to determine whether, notwithstanding such intent, such asset or Contract should not be transferred to a Marathon Petroleum Party or to a Marathon Oil Party, as the case may be, and/or the terms and conditions upon which such asset or Contract shall be made available to a Marathon Petroleum Party or to a Marathon Oil Party, as the case may be. Unless expressly provided to the contrary in this Agreement or any Operating Agreement, if, as a result of mistake or oversight, any Marathon Petroleum Liability is retained or assumed by any Marathon Oil Party, or any Marathon Oil Liability is retained or assumed by any Marathon Petroleum Party, the Parties intend that such Liability shall be transferred to the Party with respect to which such Liability relates without the payment of any additional consideration, and Marathon Oil and Marathon Petroleum shall negotiate in good faith after the Distribution to determine whether, notwithstanding such intent, such Liability should not be transferred to a Marathon Petroleum Party or a Marathon Oil Party, as the case may be, and/or the terms and conditions upon which any such Liability shall be transferred. Notwithstanding anything to the contrary in this Section 7.3(b), no Marathon Oil Party or Marathon Petroleum Party shall be obligated under this Section 7.3(b) to pay any consideration (other than de minimis filing or transaction fees), grant any concession or incur any Liability to any Third Party other than the Liability to be transferred.

SECTION 7.4 Receipt of Misdirected Assets. In the event that at any time and from time to time after the Effective Time, any Marathon Oil Party shall receive from a Third Party an asset of the Marathon Petroleum Business (including any remittances from account debtors in respect of the Marathon Petroleum Business), such Party shall promptly transfer such asset to the appropriate Marathon Petroleum Party. In the event that at any time and from time to time after the Effective Time, any Marathon Petroleum Party shall receive from a Third Party an asset of the Marathon Oil Business (including any remittances from account debtors in respect of the Marathon Oil Business), such Party shall promptly transfer such asset to the appropriate Marathon Oil Party. Each Party shall cooperate with the other Party and use its commercially reasonable efforts to set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 7.4.

SECTION 7.5 Late Payments. Except as expressly provided to the contrary in this Agreement or in any Operating Agreement, any amount not paid when due pursuant to this Agreement or any Operating Agreement (and any amounts billed or otherwise invoiced or demanded in writing and properly payable that are not paid within 30 days of the date of such bill, invoice or other written demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 2%.

SECTION 7.6 Certain Business Matters.

(a) Following the Effective Time and except as otherwise set forth in any Operating Agreement, any Party may (i) engage in the same or similar activities or lines of business as any other Party is or in the future may be engaged in and/or (ii) do business, or refrain from doing business, with any potential or actual supplier or customer of such other Party.

(b) Each Party agrees that, for a period of one year from the Distribution Date, such Party (a “Soliciting Party”) will not solicit for employment any employee of any other Party (a “Protected Party”), provided, however, that it is understood that this employee non-solicitation provision shall not prohibit: (i) any transfers of Delayed Transfer Employees (as defined in the Employee Matters Agreement), in accordance with the Employee Matters Agreement; (ii) generalized solicitations by advertising and the like, which are not directed to specific individuals or employees of the Protected Party; (iii) solicitations of persons whose employment was terminated by the Protected Party; or (iv) solicitations of persons who have terminated their employment with the Protected Party without any prior solicitation by the Soliciting Party.

SECTION 7.7 Litigation.

(a) As of the Effective Time, the Marathon Petroleum Parties shall assume and thereafter, except as provided in Article XI, be responsible for all Liabilities that may result from the Assumed Actions and all fees and costs relating to the defense of the Assumed Actions, including attorneys’ fees and costs incurred after the Effective Time.

(b) (i) Marathon Oil agrees that, at all times from and after the Effective Time, if an Action relating primarily to the Marathon Oil Business is commenced by a Third Party naming both one or more Marathon Oil Parties and one or more Marathon Petroleum Parties as defendants thereto, then Marathon Oil shall use its commercially reasonable efforts to cause such Marathon Petroleum Parties to be removed from such Action; provided that if Marathon Oil is unable to cause such Marathon Petroleum Parties to be removed from such Action, Marathon Oil and Marathon Petroleum shall cooperate and consult to the extent necessary or advisable with respect to such Action.

(ii) Marathon Petroleum agrees that, at all times from and after the Effective Time, if an Action relating primarily to the Marathon Petroleum Business is commenced by a Third Party naming both one or more Marathon Oil Parties and one or more Marathon Petroleum Parties as defendants thereto, then Marathon Petroleum shall use its commercially reasonable efforts to cause such Marathon Oil Parties to be removed from such Action; provided that if Marathon Petroleum is unable to cause such Marathon Oil Parties to be removed from such Action, Marathon Oil and Marathon Petroleum shall cooperate and consult to the extent necessary or advisable with respect to such Action.

(iii) Marathon Oil and Marathon Petroleum agree that, at all times from and after the Effective Time, if an Action which does not relate primarily to the Marathon Petroleum Business or the Marathon Oil Business is commenced by a Third Party naming both one or more Marathon Oil Parties and one or more Marathon Petroleum Parties as defendants thereto, then Marathon Oil and Marathon Petroleum shall cooperate and consult to the extent necessary or advisable with respect to such Action.

(iv) Marathon Petroleum agrees that, at all times from and after the Effective Time, if a Toxic Tort Claim is commenced by a Third Party naming one or more Marathon Oil Parties as defendants thereto but the Toxic Tort Claim does not specifically allege exposure related to the Marathon Oil Business, then the Marathon Petroleum Parties shall, except as otherwise expressly provided in Article XI, assume and thereafter be responsible for all Liabilities that may result from the Toxic Tort Claim; provided, however, that if the Third Party claimant subsequently specifically alleges that the Toxic Tort Claim arises out of exposure related to the Marathon Oil Business, the Marathon Oil Parties shall, except as otherwise expressly provided in Article XI, assume and thereafter be responsible for all Liabilities that may result from the Toxic Tort Claim and reimburse the Marathon Petroleum Parties for their Expenses previously incurred in handling the Toxic Tort Claim; provided further, that, if the claimant alleges at any time that the Toxic Tort Claim arises out of exposure related to both the Marathon Oil Business and the Marathon Petroleum Business, the claim shall be handled in accordance with Section 7.7(b)(iii).

SECTION 7.8 Signs; Use of Company Name.

(a) Except as provided in the Operating Agreements, within one year after the Distribution Date, at their expense, the Marathon Petroleum Parties shall remove any and all exterior and interior commercial signs and similar identifiers on assets or properties owned or held by them that refer or pertain specifically to any Marathon Oil Party or the Marathon Oil Business. Except as provided in the Operating Agreements, within one year after the Distribution Date, at their expense, the Marathon Oil Parties shall remove any and all exterior and interior commercial signs and similar identifiers on assets or properties owned or held by them that refer or pertain specifically to any Marathon Petroleum Party or the Marathon Petroleum Business. Notwithstanding the foregoing, Marathon Oil and Marathon Petroleum shall use commercially reasonable efforts to change all such references to the other Party as soon as practicable following the Distribution Date. Marathon Petroleum hereby grants to the Marathon Oil Parties, and Marathon Oil hereby grants to the Marathon Petroleum Parties, for a period of one year following the Distribution Date, a worldwide, non-exclusive, non-transferable, royalty-free license to use signs and identifiers that refer or pertain specifically to the other Party on the assets or properties used in the licensee’s respective businesses as of the Effective Time.

(b) Except as provided in the Operating Agreements and in Section 7.8(d), after one year following the Distribution Date, (i) without the prior written consent of Marathon Oil, the Marathon Petroleum Parties shall not use or display any of the Marathon Oil Marks and (ii) without the prior written consent of Marathon Petroleum, the Marathon Oil Parties shall not use or display any of the Marathon Petroleum Marks; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement will prevent any Party from using the other’s name in filings with Governmental Authorities, materials intended for distribution to such Party’s stockholders or any other communication (including correspondence) in any medium that describes the current or former relationship between the Parties; provided, further, that the continuation of references to such Marks in telephone directories (and other similar Third Party or incidental uses which are not capable of being updated within the time period set forth above) will not breach this Section 7.8.

(c) The Parties agree that the names “Marathon Oil” and “Marathon Petroleum” are not variations of or confusingly similar with one another as between the Marathon Oil Business and the Marathon Petroleum Business as of the Effective Time. Each Party agrees that, if any authority that grants or registers either Marathon Oil Marks or corporation names or Marathon Petroleum Marks or corporation names objects to the registration of, or a court or arbitration panel questions or declines to enforce, a mark by a Party on the basis of similarity between the names “Marathon Oil” and “Marathon Petroleum,” so long as the Party attempting to register or enforce is not in violation of this Section 7.8 and is not using the mark within the scope of the other Party’s Business, the other Party shall offer commercially reasonable assistance in assuring the authority, court or panel that the proposed usage is not sufficiently similar to negate registration or enforcement.

(d) Any rights of any Marathon Oil Party to any Mark, other than for upstream oil and gas goods or services, that uses the letter M within a hexagon, is part of the Transferred Assets, and all rights thereto are hereby assigned to Marathon Petroleum. The Marathon Oil Parties hereby reserve and retain the right to use a mark with the letter M within a hexagon in commercial, upstream use at one location in each country but, after one year following the Distribution Date, shall not use such mark at more than one location in any country; provided, however, that continued Third-Party or incidental uses which are not capable of being updated within the time period set forth above will not breach the provisions of this Section 7.8. Marathon Petroleum shall not use, register, or attempt to register a mark that uses the letter M within a hexagon for any upstream oil and gas goods or services, except as otherwise expressly set forth herein.

(e) Each Party shall use the Marks of the other Party as allowed hereunder only in connection with goods or services that are of a level of quality at least equal to the quality of comparable goods or services marketed by that Party before the Effective Time and that it will allow the Party owning the right to such Marks reasonable inspection rights, upon reasonable written notice, to ensure compliance with the foregoing.

(f) Should a Party cease to use for 12 months, in any country, a Mark which such Party owns and which uses the name “Marathon” or the letter M within a hexagon, such Party hereby does (and shall execute, upon the other Party’s written request, such other documentation as may be reasonably necessary to) assign such Mark in such country to the other Party. This obligation applies regardless of the reason for cessation, whether because of acquisition, insolvency or otherwise. The assignee shall pay to the assignor as consideration the cost of maintaining such mark for the shortest period of protection in the relevant country.

(g) A Party shall use commercially reasonable efforts to inform the other Party if the first Party becomes aware of a Third Party infringing the second Party’s mark which uses the name “Marathon” or the letter M within a hexagon. Each Party shall use reasonable efforts to enforce its marks which use the name “Marathon” or the letter M within a hexagon so as to avoid dilution of the other Party’s marks.

(h) Marathon Oil is and will remain the registrant and owner of the domain name “MARATHON.COM”. Marathon Oil will have the right to designate the administrative, technical and billing contacts for the domain name, to change registrars, and to change the registrar’s records. Subject to the following provisions of this Section 7.8(h), for a period of [    ] following the Effective Time, Marathon Oil shall use commercially reasonable efforts to maintain a default file at this domain (named “index.html”), the primary purpose of which will be to re-direct persons accessing MARATHON.COM to the primary domain for Marathon Petroleum and the primary domain for Marathon Oil. Such re-direction will be the only use for MARATHON.COM other than primarily administrative functions (such as terms of use, privacy statements, copyright statements, and contact information) that may be appropriate according to law or industry practice. Neither Party’s primary domain will be MARATHON.COM. Neither Party will use or permit use of MARATHON.COM in an email address or other than as set forth herein. Marathon Petroleum hereby grants to Marathon Oil a limited, royalty-free license to use the trade names and trademarks of Marathon Petroleum as part of its maintenance of the domain name MARATHON.COM , pursuant to Marathon Petroleum’s reasonable guidelines and for the sole purpose of providing such re-direction. If Marathon Oil and its Affiliates, successors and assigns stop using “Marathon” in or as a registered trade name, trademark or service mark for a period of 12 consecutive months, Marathon Oil shall transfer the domain name to Marathon Petroleum for no more consideration than the reasonable expenses of such transfer and, upon such transfer, Marathon Petroleum will have an unrestricted right to use, sell, license, or assign the domain name “MARATHON.COM” at the sole discretion of Marathon Petroleum and this paragraph will otherwise cease to be effective. If Marathon Petroleum and its Affiliates, successors and assigns stop using “Marathon” in or as a registered trade name, trademark or service mark for a period of 12 consecutive months, Marathon Oil will have an unrestricted right to use, sell, license, or assign the domain name “MARATHON.COM” at the sole discretion of Marathon Oil and this paragraph will otherwise cease to be effective. If, at any time after the Effective Time, Marathon Oil and its Affiliates, successors and assigns discontinue the use of the domain name, MARATHON.COM (other than as a result of an Internet service interruption or other temporary condition or set of circumstances), then Marathon Oil shall, if requested by Marathon Petroleum in accordance with Section 14.9 within 90 days of such discontinuance, transfer the domain name to Marathon Petroleum for no more consideration than the reasonable expenses of such transfer and, upon such transfer, Marathon Petroleum will have an unrestricted right to use, sell, license, or assign the domain name “MARATHON.COM” at the sole discretion of Marathon Petroleum and this paragraph will otherwise cease to be effective.

(i) Marathon Oil is and will remain the owner of each of the domain names and Twitter accounts listed on Schedule 7.8(A), and Marathon Petroleum hereby transfers, and agrees to cause each of the other Marathon Petroleum Parties to transfer, to Marathon Oil (or to such other Marathon Oil Parties as Marathon Oil may designate) all of the respective rights, titles and interests of the Marathon Petroleum Parties in and to such domain names and accounts, effective as of the Effective Time. Marathon Petroleum is and will remain the owner of each of the domain names listed on Schedule 7.8(B), and Marathon Oil hereby transfers, and agrees to cause each of the other Marathon Oil Parties to transfer, to Marathon Petroleum (or to such other Marathon Petroleum Parties as Marathon Petroleum may designate) all of the respective rights, titles and interests of the Marathon Oil Parties in and to such domain names, effective as of the Effective Time.

(j) Without limiting the generality of the provisions of Section 3.4, as of the Effective Time, the Trademark License Agreement dated as of January 1, 1998 between Marathon Oil Company and Marathon Ashland Petroleum LLC shall be terminated.

SECTION 7.9 Stock Options Registration Statement. Marathon Petroleum shall prepare and, if required, file with the SEC such amendments and supplements to the Stock Options Registration Statement (and the prospectus used in connection therewith) as may be necessary to keep the Stock Options Registration Statement effective under the Securities Act for a period of not less than ten years following the Distribution Date, provided that Marathon Petroleum’s obligations pursuant to this Section 7.9 shall terminate on the date upon which there are no further offers of securities covered thereby pursuant to the terms of the applicable stock option agreements.

ARTICLE VIII

CONDITIONS TO THE DISTRIBUTION

SECTION 8.1 Conditions to the Distribution. The obligation of Marathon Oil to effect the Distribution is subject to the satisfaction or the waiver by Marathon Oil, in its sole and absolute discretion, of each of the following conditions:

(a) Approval by the Marathon Oil Board of Directors. This Agreement and the transactions contemplated hereby, including the declaration of the Distribution, shall have been duly approved by the Board of Directors of Marathon Oil in accordance with applicable law and the Restated Certificate of Incorporation and By-Laws of Marathon Oil.

(b) Receipt of IRS Private Letter Ruling and Opinion. Marathon Oil shall have received (i) a private letter ruling from the IRS (which shall not have been revoked or modified in any material respect), in form and substance satisfactory to Marathon Oil, to the effect that, among other things, (1) the MOC Contribution and the Internal Distribution and (2) the Contribution and the Distribution will be tax-free to MOC, Marathon Oil, Marathon Petroleum and holders of Marathon Oil Common Stock for United States federal income tax purposes under Sections 355, 368 and related provisions of the Code, and (ii) an opinion of Bingham McCutchen LLP (or other nationally recognized tax counsel), in form and substance satisfactory to Marathon Oil, to the effect that requirements necessary to obtain tax-free treatment under Sections 355, 368 and related provisions of the Code for each of (1) the MOC Contribution and the Internal Distribution and (2) the Contribution and the Distribution will be satisfied.

(c) Receipt of Solvency Conveyance Opinion. An independent firm acceptable to Marathon Oil, in its sole and absolute discretion, shall have delivered one or more opinions to the Board of Directors of Marathon Oil confirming the solvency and financial viability of Marathon Petroleum, MOC and Marathon Oil, which opinions shall be in form and substance satisfactory to Marathon Oil, in its sole and absolute discretion, and shall not have been withdrawn or rescinded.

(d) State and Foreign Securities and “Blue Sky” Laws Approvals. Marathon Oil and Marathon Petroleum shall have received all permits, registrations and consents required under the securities or “blue sky” laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the Distribution.

(e) Effectiveness of Registration Statements; No Stop Order. The Form 10 Registration Statement and the Stock Options Registration Statement shall have become effective under the Exchange Act and the Securities Act, respectively, and no stop order suspending the effectiveness of the Form 10 Registration Statement or the Stock Options Registration Statement shall be in effect or, to the knowledge of either Marathon Oil or Marathon Petroleum, threatened by the SEC.

(f) Dissemination of Information to Marathon Oil Stockholders. Prior to the Distribution, the Parties shall have prepared and mailed to the holders of record of Marathon Oil Common Stock the Information Statement and such other information concerning Marathon Petroleum, its business, operations and management, the Distribution and such other matters as Marathon Oil shall determine in its sole and absolute discretion and as may otherwise be required by law.

(g) Approval of NYSE Listing Application. The NYSE shall have approved the Marathon Petroleum Common Stock for listing, subject to official notice of issuance.

(h) Resignations. Prior to the Distribution, all of Marathon Oil’s representatives or designees shall have resigned or been removed as officers and from all Boards of Directors or similar governing bodies of the Marathon Petroleum Parties, and all of Marathon Petroleum’s representatives or designees shall have resigned or been removed as officers and from all Boards of Directors or similar governing bodies of the Marathon Oil Parties.

(i) Approvals and Consents. Marathon Oil and Marathon Petroleum shall have received all Governmental Approvals and Consents and all Third-Party Consents necessary to effect the Contribution and the Distribution and to permit the operation of the Marathon Petroleum Business after the Distribution Date.

(j) No Legal Restraint. No order, injunction or decree issued by any Governmental Authority or other legal restraint or prohibition preventing consummation of the Distribution or any of the transactions contemplated by this Agreement or the

Operating Agreements, including the Contribution, shall have been threatened or shall be in effect.

(k) Consummation of Pre-Distribution Transactions. The transactions contemplated by Article II and Article III to occur prior to the Distribution, including the execution and delivery of the Operating Agreements, shall have been consummated.

(l) Credit Ratings. Each of Marathon Oil and Marathon Petroleum shall have credit ratings assigned by credit rating agencies that are satisfactory to Marathon Oil in its sole and absolute discretion.

(m) No Violation of Law. The Distribution shall not violate or result in a breach of applicable law or any material Contract of any Party.

(n) No Other Events. No other events or developments shall have occurred or shall exist that, in the judgment of the Board of Directors of Marathon Oil, in its sole and absolute discretion, would make it inadvisable to effect the Distribution.

SECTION 8.2 Marathon Oil Right Not to Close or to Terminate. The satisfaction of the foregoing conditions are for the sole benefit of Marathon Oil and shall not give rise to or create any duty on the part of Marathon Oil or the Board of Directors of Marathon Oil to waive or not waive any such condition or to effect the Distribution, or in any way limit Marathon Oil’s power to terminate this Agreement as set forth in Section 14.13 or alter the consequences of any termination from those specified in Section 14.13. Any determination made by Marathon Oil prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in Section 8.1 shall be conclusive and binding on the Parties.

ARTICLE IX

INSURANCE MATTERS

SECTION 9.1 Insurance Prior to the Effective Time. Except as may otherwise be expressly provided in this Article IX, Marathon Petroleum hereby agrees, for itself and on behalf of the Marathon Petroleum Parties, that the Marathon Oil Parties shall not have any Liability whatsoever to the Marathon Petroleum Parties as a result of the insurance policies, insurance contracts and claim administration contracts and practices related to the foregoing of the Marathon Oil Parties in effect at any time prior to the Effective Time, including Liability as a result of the level or scope of coverage of any such insurance policies, insurance contracts, claim administration contracts, the creditworthiness of any insurance carrier, the terms and conditions of any policy or contract and the adequacy or timeliness of any notice, or the lack thereof, to any insurance carrier, bankruptcy trustee for any insurer, scheme administrator for any insurer, or claims administrator with respect to any actual claim or potential claim or otherwise.

SECTION 9.2 Ownership of Policies and Programs.

(a) Marathon Oil or one or more of the other Marathon Oil Parties shall continue to own all insurance policies, insurance contracts and claim administration contracts of any kind of any Marathon Oil Party which were or are in effect at any time at or prior to the Effective Time (other than the Marathon Petroleum Policies), including general liability (whether primary, excess or umbrella), fiduciary liability, automobile, aircraft hull and liability, all risk property (including business interruption) and casualty, directors and officers liability, employer’s liability, workers’ compensation, comprehensive crime, terrorism, errors and omissions and property/boiler and machinery insurance policies and policies issued by OIL, together with all rights, benefits and privileges thereunder (collectively, the “Marathon Oil Policies”). Subject to the provisions of this Agreement, (i) the Marathon Oil Parties shall retain all of their respective rights, benefits and privileges, if any, under the Marathon Oil Policies and (ii) coverage of the Marathon Petroleum Parties under the Marathon Oil Policies shall cease as of the Effective Time with respect to all Losses to the extent incurred or suffered by one or more of the Marathon Petroleum Parties in connection with, relating to, arising out of or due to, directly or indirectly, any event or occurrence at or after the Effective Time. Nothing contained herein shall be construed to be an attempted assignment of or a change to any part of the ownership of the Marathon Oil Policies or shall be construed to waive any right or remedy of any Marathon Oil Party in respect thereof. No provision of this Agreement is intended to relieve any insurer of any Liability under any policy.

(b) Marathon Petroleum or one or more of the other Marathon Petroleum Parties shall own (i) all insurance policies, insurance contracts and claim administration contracts established in contemplation of the Distribution to cover only the Marathon Petroleum Parties after the Effective Time and (ii) the insurance policies, insurance contracts and claims administration contracts listed on Schedule 9.2(B) (collectively, the “Marathon Petroleum Policies”).

SECTION 9.3 Maintenance of Insurance for Marathon Petroleum. Subject to the other provisions of this Agreement, Marathon Oil shall use commercially reasonable efforts to maintain in full force and effect the Shared Policies to the extent that such policies apply to the Marathon Petroleum Business.

SECTION 9.4 Acquisition, Administration and Maintenance of Post-Distribution Insurance by Marathon Petroleum. Commencing as of the Effective Time, Marathon Petroleum shall be responsible for establishing and maintaining a separate insurance program with commercially reasonable limits, deductibles and self-retentions for activities and claims involving any of the Marathon Petroleum Parties or their respective Subsidiaries. Each of the Marathon Petroleum Parties and each of their Subsidiaries, as appropriate, shall be responsible for all administrative and financial matters relating to insurance policies established and maintained by the Marathon Petroleum Parties and each of their Subsidiaries for claims relating to any period at or after the Effective Time involving any Marathon Petroleum Party or any of its Subsidiaries.

SECTION 9.5 Rights under Shared Policies.

(a) Prior to the Effective Time, Marathon Oil and Marathon Petroleum shall, and each of them shall use their respective commercially reasonable efforts to have OIL, enter into the OIL MOU to preserve retroactive coverage for both the Marathon Oil Insured Parties and Marathon Petroleum Insured Parties under the policies issued by OIL.

(b) At and after the Effective Time: (i) subject to the provisions of Section 9.5(e), Marathon Petroleum will have the right to assert and/or continue to prosecute claims for any

Losses with respect to the Marathon Petroleum Business and the Transferred Assets under Marathon Oil Policies that provide coverage for such Losses (excluding, for the avoidance of doubt, any group health and welfare insurance policies) (“Shared Policies”) with insurers that are “occurrence-based” insurance policies (“Occurrence-Based Policies”) arising out of insured events commencing from the date of coverage thereunder to the extent that the terms and conditions of any such Occurrence-Based Policies and agreements relating thereto so allow; and (ii) subject to the provisions of Section 9.5(e), Marathon Petroleum will have the right to assert and/or continue to prosecute claims for any Losses with respect to the Marathon Petroleum Business and the Transferred Assets under Shared Policies with insurers that are written on a “claims-made” basis (“Claims-Made Policies”) arising out of insured events commencing from the date of coverage thereunder to the extent that the terms and conditions of any such Claims-Made Policies and agreements relating thereto so allow.

(c) For those claims asserted and/or prosecuted by Marathon Petroleum under either the Occurrence-Based Policies or the Claims-Made Policies: (i) all of the Marathon Oil Parties’ reasonable Out-of-Pocket Expenses incurred in connection with their efforts to assist Marathon Petroleum in asserting or continuing to prosecute the claims described in Section 9.5(d) will be promptly paid by Marathon Petroleum following receipt of an invoice for such expenses; (ii) such claims shall be subject to any amendments, commutations, terminations, buy-outs, extinguishments and modifications of the Shared Policies subject to Section 9.5(e); (iii) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles or self-insured retentions, and, with respect to any such deductibles or self-insured retentions which require a payment by a Marathon Oil Party or any Subsidiary of a Marathon Oil Party in respect thereof (excepting any deductibles, self-insured retentions, or self-insured co-insurance maintained by Yorktown Assurance Corporation or Old Main Assurance Ltd. in such insurers’ policies of reinsurance that are not identical to the deductibles, self-insured retentions, or self-insured co-insurance maintained in such insurers’ policies issued to any of the Marathon Oil Parties), Marathon Petroleum shall reimburse such Marathon Oil Party or Subsidiary for such payment; (iv) Marathon Petroleum shall be responsible for and shall pay any Out-of-Pocket Expenses for claims handling or residual Liability arising from such claims; and (v) such claims will be subject to exhaustion of existing sublimits and aggregate limits in accordance with Section 9.5(f).

(d) Marathon Oil will use commercially reasonable efforts to assist Marathon Petroleum in asserting claims and establishing its right to coverage under applicable Shared Policies if so requested by Marathon Petroleum in writing (so long as all of the Marathon Oil Parties’ Out-of-Pocket Expenses in connection therewith are promptly paid by Marathon Petroleum in accordance with Section 9.5(c)), but Marathon Oil will not otherwise be obligated to negotiate, investigate, defend, settle or otherwise handle such claims on behalf of Marathon Petroleum. No Marathon Oil Party will bear any Liability for the failure of an insurer to pay any claim under any Shared Policy. It is understood that Claims-Made Policies may not provide coverage to the Marathon Petroleum Parties for incidents occurring prior to the Effective Time but asserted with the insurance carrier after the Effective Time.

(e) In the event that after the Effective Time Marathon Oil proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies under which Marathon Petroleum has or may in the future have rights to assert claims pursuant to this Article IX in a manner that would reasonably be expected to adversely affect any such rights of Marathon Petroleum in any material respect, (i) Marathon Oil will give Marathon Petroleum prior notice thereof and consult with Marathon Petroleum with respect to such action, (ii) Marathon Oil will not take such action without the prior written consent of Marathon Petroleum, such consent not to be unreasonably withheld, conditioned or delayed, and (iii) Marathon Oil will pay to Marathon Petroleum its equitable share (which shall be mutually agreed upon by Marathon Oil and Marathon Petroleum, acting reasonably), if any, of any net proceeds actually received by Marathon Oil from the insurer under the applicable Shared Policy as a result of such action by Marathon Oil (after deducting Marathon Oil’s Out-of-Pocket Expenses incurred in connection with such action).

(f) To the extent that the limits of any Shared Policy preclude payment in full of Unrelated Claims filed by Marathon Oil and Marathon Petroleum, the insurance proceeds available under such Shared Policy shall be paid to Marathon Oil and/or Marathon Petroleum on a FIFO Basis. In the event that Marathon Oil and Marathon Petroleum file Related Claims under any Shared Policy, each of Marathon Oil and Marathon Petroleum shall receive a pro rata amount of the available insurance proceeds, based on the relationship the Loss incurred by each such Party bears to the total Loss to both such Parties from the occurrence or event underlying the Related Claims.

(g) In no event will any Marathon Oil Party have any liability or obligation whatsoever to any Marathon Petroleum Party if any Shared Policy is terminated or otherwise ceases to be in effect for any reason (other than a termination in breach of Section 9.5(e)), is unavailable or inadequate to cover any Liability of any Marathon Petroleum Party for any reason whatsoever or is not renewed or extended beyond the current expiration date.

SECTION 9.6 Administration of Claims.

(a) From and after the Effective Time, the Marathon Oil Parties will be responsible for the Claims Administration with respect to claims of the Marathon Oil Parties under Shared Policies.

(b) From and after the Effective Time, the Marathon Petroleum Parties will be responsible for the Claims Administration with respect to claims of the Marathon Petroleum Parties under Shared Policies, and Marathon Oil shall provide appropriate instructions to the applicable insurance brokers under the Shared Policies to facilitate Claims Administration by Marathon Petroleum.

SECTION 9.7 Insurance Premiums. From and after the Effective Time, Marathon Oil will pay all premiums, taxes, assessments or similar charges (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Shared Policies in respect of periods of coverage prior to the Effective Time, whereupon Marathon Petroleum will upon the request of Marathon Oil promptly reimburse Marathon Oil for that portion of such additional premiums and other payments paid by Marathon Oil as are reasonably determined by Marathon Oil to be attributable to the Marathon Petroleum Business, provided that, prior to agreeing to pay any such additional premiums or other payments that would reasonably be expected to result in a requirement for Marathon Petroleum to provide reimbursement under this Section 9.7, Marathon

Oil shall, to the extent reasonably practicable, provide Marathon Petroleum with prior notice and a reasonable opportunity to consult with Marathon Oil with respect thereto. Notwithstanding the foregoing, Marathon Oil will distribute any return of premiums, taxes, assessments or similar charges (retrospectively-rated or otherwise) under the terms and conditions of the respective Shared Policies, to Marathon Petroleum in proportion to the amount of any such return previously allocated to Marathon Petroleum.

SECTION 9.8 Agreement for Waiver of Conflict and Shared Defense. In the event that a Shared Policy provides coverage for both a Marathon Oil Party, on the one hand, and a Marathon Petroleum Party, on the other hand, relating to the same occurrence, Marathon Oil and Marathon Petroleum agree to defend jointly, pursuant to the Joint Defense Agreement, provided that in the event there is a conflict of interest which in the reasonable opinion of either such Party would otherwise prevent the conduct of that joint defense, the Parties shall cooperate to pursue coverage under such Shared Policy pursuant to appropriate arrangements (which may require separate counsel) as permitted by such Shared Policy. Nothing in this Section 9.8 will be construed to limit or otherwise alter in any way the indemnity obligations of the Parties, including those created by this Agreement, by operation of law or otherwise.

SECTION 9.9 Duty to Mitigate. To the extent that any Party is responsible for the Claims Administration for any claim under any of the Shared Policies after the Effective Time, such Party shall use its commercially reasonable efforts to mitigate the amount of the Loss which is the subject of the claim under the applicable Shared Policy.

SECTION 9.10 Non-Waiver of Rights to Coverage. An insurance carrier that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the provisions of this Article IX, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurance carrier or any Third Party shall be entitled to a benefit (i.e., a benefit such Person would not be entitled to receive had the Distribution not occurred or in the absence of the provisions of this Article IX) by virtue of the provisions hereof.

ARTICLE X

EXPENSES

SECTION 10.1 Expenses Incurred on or Prior to the Distribution Date. Except as otherwise provided in this Agreement, any Operating Agreement or any other agreement contemplated hereby, or except as otherwise agreed to in writing by the Parties hereto, each of Marathon Oil and Marathon Petroleum shall pay all Out-of Pocket Expenses incurred in connection with the preparation, execution, delivery and implementation of this Agreement, any Operating Agreement, any other agreement contemplated hereby, the Form 10 Registration Statement and the Stock Options Registration Statement and the consummation of the Distribution and the other transactions contemplated hereby and thereby (“Separation Costs”) in accordance with the allocations set forth on Schedule 10.1.

SECTION 10.2 Expenses Incurred or Accrued After the Distribution Date. Except as otherwise provided in this Agreement, any Operating Agreement or any other agreement contemplated hereby, or except as otherwise agreed to in writing by the Parties hereto, Marathon

Oil and Marathon Petroleum shall each bear its own costs and expenses incurred after the Distribution Date.

ARTICLE XI

INDEMNIFICATION

SECTION 11.1 Release of Pre-Distribution Claims.

(a) Except as provided in Section 11.1(b), effective as of the Effective Time, each Party hereto does hereby, on behalf of itself and its successors and assigns, release and forever discharge the other Party, each Subsidiary of such other Party and their respective successors and assigns, and all Persons who at any time prior to the Distribution Date have been directors, officers or employees of such other Party (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all demands, Actions and Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any Contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, including in connection with the transactions and all other activities to implement the Distribution. Marathon Oil shall cause each of the other Marathon Oil Parties to, effective as of the Effective Time, release and forever discharge each of the Marathon Petroleum Indemnified Parties as and to the same extent as the release and discharge provided by Marathon Oil pursuant to the foregoing provisions of this Section 11.1(a). Marathon Petroleum shall cause each of the other Marathon Petroleum Parties to, effective as of the Effective Time, release and discharge each of the Marathon Oil Indemnified Parties as and to the same extent as the release and discharge provided by Marathon Petroleum pursuant to the foregoing provisions of this Section 11.1(a).

(b) Nothing contained in Section 11.1(a) shall impair any right of any Person identified in Section 11.1(a) to enforce this Agreement or any Operating Agreement. Nothing contained in Section 11.1(a) shall release or discharge any Person from:

(i) any Liability provided in or resulting from any agreement (or portion thereof) of the Marathon Oil Parties and Marathon Petroleum Parties that is specified in Schedule 11.1(B),1 to the extent set forth therein;

(ii) any Liability assumed, transferred, assigned, retained or allocated to that Person in accordance with, or any other Liability of that Person under, this Agreement or any of the Operating Agreements;

(iii) any Liability that any Party may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the Parties or their

[1]

Schedule 11.1(B) will include the indemnification obligations under: (i) the Shared Services Agreement dated as of January 1, 1998 between Marathon Ashland Petroleum LLC and MOC; and (ii) the Pipeline Purchase Agreement dated as of April 5, 2000 between Marathon Ashland Pipe Line LLC and Red Butte Pipe Line Company, relating to the Red Butte Pipeline.

respective Subsidiaries or Affiliates by Third Parties, which Liability shall be governed by the provisions of this Article XI;

(iv) any Liability that any Party may have with respect to indemnification or contribution pursuant to any of the Operating Agreements for claims brought against the Parties or their respective Subsidiaries or Affiliates by Third Parties, which Liability shall be governed by the appropriate provisions of the Operating Agreements;

(v) any unpaid accounts payable or receivable arising from or relating to the sale, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the ordinary course of business prior to the Effective Time by a Marathon Petroleum Party from a Marathon Oil Party, or by a Marathon Oil Party from a Marathon Petroleum Party, pursuant to (or any refund claims pursuant to): any Commercial Agreement; or the Shared Services Agreement dated as of January 1, 1998 between Marathon Ashland Petroleum LLC and MOC;

(vi) any Liability the release of which would result in the release of any Person other than a Marathon Oil Party or a Marathon Petroleum Party or their respective directors, officers and employees; provided, however, that the Parties hereto agree not to bring or allow their respective Subsidiaries to bring suit against the other Party or any of their respective directors, officers and employees with respect to any such Liability; or

(vii) any Liability provided in or resulting from any Employee Contract.

In addition, nothing contained in Section 11.1(a) shall release any Party from honoring its existing obligations to indemnify, or advance expenses to, any Person who was a director, officer or employee of such Party, at or prior to the Effective Time, to the extent such Person becomes a named defendant in any Action involving such Party, and was entitled to such indemnification or advancement of expenses pursuant to then-existing obligations; provided, however, that to the extent applicable, Section 11.2 and Section 11.3 hereof shall determine whether any Party shall be required to indemnify the other in respect of such Liability.

(c) No Party hereto shall make, nor permit any of its Subsidiaries to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or indemnification, against the other Party, or any other Person released pursuant to Section 11.1(a), with respect to any Liability released pursuant to Section 11.1(a).

(d) It is the intent of each of the Parties hereto by virtue of the provisions of this Section 11.1 to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Distribution Date between the Marathon Oil Parties and the Marathon Petroleum Parties (including any contractual agreements or arrangements existing or alleged to exist between the Parties on or before the Distribution Date), except as expressly set forth in Section 11.1(b). At any time, at the reasonable request of either Marathon Oil or Marathon Petroleum, the other Party hereto shall execute and deliver (and cause its respective Subsidiaries to execute and deliver) releases reflecting the provisions hereof.

SECTION 11.2 Indemnification by Marathon Petroleum. Except as provided in Section 11.5, as expressly provided in any of the Operating Agreements, Marathon Petroleum shall indemnify, defend and hold harmless the Marathon Oil Parties and each of their respective Affiliates, directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Marathon Oil Indemnified Parties”), from and against any and all Expenses or Losses to the extent incurred or suffered by one or more of the Marathon Oil Indemnified Parties in connection with, relating to, arising out of or due to, directly or indirectly, any of the following items:

(a) the failure by any Marathon Petroleum Party or any other Person to pay, perform or otherwise promptly discharge any of the Marathon Petroleum Liabilities or any Contract or arrangement included in the Transferred Assets in accordance with their respective terms;

(b) any Marathon Petroleum Liability;

(c) any Transferred Asset or the Marathon Petroleum Business;

(d) except to the extent provided in Section 11.3(d), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, contained in the Form 10 Registration Statement, the Information Statement, any Notes Offering Memorandum, the Stock Options Registration Statement (or related prospectus forming a part thereof) or in any other registration statement filed by Marathon Petroleum (or related prospectus forming a part thereof);

(e) any use by any Marathon Petroleum Party allowed hereunder after the Effective Time of the Marathon Oil Marks or the Information owned by, or licensed by a Third Party to, a Marathon Oil Party;

(f) the breach by any Marathon Petroleum Party of any covenant or agreement set forth in this Agreement or any Conveyancing Instrument;

(g) any action or inaction by any Marathon Petroleum Party that results, directly or indirectly, in a breach of any of the covenants of Marathon Oil contained in, or a breach by Marathon Oil or other failure of Marathon Oil to comply with, or a default or event of default under, (i) the Series 2007A fixed rate tax-exempt revenue bonds issued by the Parish of St. John the Baptist, State of Louisiana, (ii) the Installment Sale Agreement dated as of May 1, 2007 between the Parish of St. John the Baptist, State of Louisiana, and Marathon Oil, or (ii) any related agreements, certifications or other documents;

(h) any item or matter for which indemnification is to be provided by Marathon Petroleum in accordance with Article XV of the Employee Matters Agreement; and

(i) any Marathon Petroleum Financial Instrument;

in each case, regardless of when or where the loss, claim, accident, occurrence, event or happening giving rise to the Expense or Loss took place, or whether any such loss, claim, accident, occurrence, event or happening is known or unknown, or reported or unreported and regardless of whether such loss, claim, accident, occurrence, event or happening giving rise to the Expense or Loss existed prior to, on or after the Distribution Date or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the Distribution Date.

SECTION 11.3 Indemnification by Marathon Oil. Except as provided in Section 11.5, as expressly provided in any of the Operating Agreements, Marathon Oil shall indemnify, defend and hold harmless the Marathon Petroleum Parties and each of their respective Affiliates, directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Marathon Petroleum Indemnified Parties”), from and against any and all Expenses or Losses to the extent incurred or suffered by one or more of the Marathon Petroleum Indemnified Parties in connection with, relating to, arising out of or due to, directly or indirectly, any of the following items:

(a) the failure by any Marathon Oil Party or any other Person to pay, perform or otherwise promptly discharge any of the Marathon Oil Liabilities in accordance with their respective terms;

(b) any Marathon Oil Liability;

(c) the Marathon Oil Business;

(d) solely with respect to the information contained in the Information Statement under the caption “The Spin-off – Reasons for the Spin-Off” and the information contained in the reports of Marathon Oil filed with the SEC under the Exchange Act and incorporated by reference in the Notes Offering Memorandum (collectively, the “Designated Marathon Information”), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(e) any use by any Marathon Oil Party allowed hereunder after the Effective Time of the Marathon Petroleum Marks or the Information owned by, or licensed by a Third Party to, a Marathon Petroleum Party;

(f) the breach by any Marathon Oil Party of any covenant or agreement set forth in this Agreement or any Conveyancing Instrument;

(g) any item or matter for which indemnification is to be provided by Marathon Oil in accordance with Article XV of the Employee Matters Agreement; and

(h) any Marathon Oil Financial Instrument;

in each case, regardless of when or where the loss, claim, accident, occurrence, event or happening giving rise to the Expense or Loss took place, or whether any such loss, claim,

accident, occurrence, event or happening is known or unknown, or reported or unreported and regardless of whether such loss, claim, accident, occurrence, event or happening giving rise to the Expense or Loss existed prior to, on or after the Distribution Date or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the Distribution Date.

SECTION 11.4 Applicability of and Limitation on Indemnification. The indemnity obligations under this Article XI shall apply notwithstanding any investigation made by or on behalf of any Indemnified Party and shall apply without regard to whether the Loss or Expense for which indemnity is claimed hereunder is based on strict liability, absolute liability or any other theory of liability or arises as an obligation for contribution. THE PARTIES UNDERSTAND AND AGREE THAT THE RELEASE FROM LIABILITIES AND INDEMNIFICATION OBLIGATIONS HEREUNDER AND UNDER THE OPERATING AGREEMENTS MAY INCLUDE RELEASE FROM LIABILITIES AND INDEMNIFICATION FOR LOSSES RESULTING FROM, OR ARISING OUT OF, DIRECTLY OR INDIRECTLY AND IN WHOLE OR IN PART, AN INDEMNITEE’S OWN NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL FAULT.

SECTION 11.5 Adjustment of Indemnifiable Losses.

(a) The amount that any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification hereunder (an “Indemnified Party”) shall be reduced by any insurance proceeds and other amounts actually recovered (net of any Out-of-Pocket Expenses incurred in the collection thereof) by or on behalf of such Indemnified Party in reduction of the related Expense or Loss. Each of Marathon Oil and Marathon Petroleum shall use its respective commercially reasonable efforts to collect any proceeds under its respective available and applicable insurance policies to which it or any of its Subsidiaries is entitled prior to seeking indemnification or contribution under this Agreement, where allowed; provided, however, that any such actions by an Indemnified Party will not relieve the Indemnifying Party of any of its obligations under this Agreement, including the Indemnifying Party’s obligation promptly to pay directly or reimburse the Indemnified Party for costs and expenses actually incurred by the Indemnified Party. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Expense or Loss and subsequently actually receives insurance proceeds or indemnification proceeds from any Third Party in respect of such Expense or Loss, then such Indemnified Party shall refund to the Indemnifying Party an amount equal to the lesser of (i) the after-tax amount of such insurance proceeds or indemnification proceeds actually received and (ii) the net amount of Indemnity Payments actually received previously. The Indemnified Party agrees that the Indemnifying Party shall be subrogated to such Indemnified Party under any applicable insurance policy as to any payments made by such Indemnifying Party.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions), and shall not be deemed to be third-party beneficiaries, by virtue of the indemnification provisions hereof.

(c) To the extent permissible under applicable tax law, amounts paid by Marathon Oil to or for the benefit of Marathon Petroleum or by Marathon Petroleum to or for the benefit of Marathon Oil under this Article XI (and under other specified provisions of this Agreement) shall be treated by the Parties and their respective Subsidiaries, for all applicable tax purposes, as either a contribution by Marathon Oil to Marathon Petroleum or a distribution by Marathon Petroleum to Marathon Oil, as the case may be, occurring immediately prior to the Distribution; provided, however, that, in the event it is determined that such treatment is not permissible under applicable law, the payment in question shall be adjusted to place the Indemnified Party in the same after-tax position it would have enjoyed if such treatment had been permissible.

(d) In the event that an Indemnity Payment shall be denominated in a currency other than United States dollars, the amount of such payment shall be translated into United States dollars using the Foreign Exchange Rate for such currency determined in accordance with the following rules:

(i) with respect to an Expense or a Loss arising from payment by a financial institution under a guarantee, comfort letter, letter of credit, foreign exchange contract or similar instrument, the Foreign Exchange Rate for such currency shall be determined as of the date on which such financial institution shall have been reimbursed;

(ii) with respect to an Expense or a Loss covered by insurance, the Foreign Exchange Rate for such currency shall be the Foreign Exchange Rate employed by the insurance company providing such insurance in settling such Expense or Loss with the Indemnifying Party; and

(iii) with respect to an Expense or a Loss not covered by clause (i) or (ii) above, the Foreign Exchange Rate for such currency shall be determined as of the date that notice of the claim with respect to such Expense or Loss shall be given to the Indemnified Party.

SECTION 11.6 Procedures for Indemnification of Third-Party Claims.

(a) If any Third Party shall make any claim or commence any Action (each such claim or Action being a “Third-Party Claim”) against any one or more of the Indemnified Parties with respect to which an Indemnified Party intends to make any claim for indemnification against Marathon Petroleum under Section 11.2 or against Marathon Oil under Section 12.3, such Indemnified Party shall promptly, but in no event later than 10 days after receipt by the Indemnified Party of written notice of the Third-Party Claim, give written notice to the Indemnifying Party describing such Third-Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnified Party to provide notice in accordance with this Section 11.6(a) shall not relieve the related Indemnifying Party of its obligations under this Article XI, except to the extent that such Indemnifying Party is actually prejudiced by such failure to provide prompt notice.

(b) The Indemnifying Party shall have 21 days after its receipt of the notice referred to in Section 11.6(a) to notify the Indemnified Party that it elects to conduct and control the defense of such Third-Party Claim. If the Indemnifying Party does not give the foregoing notice, the Indemnified Party shall have the right to defend, contest, settle or compromise such Third-Party Claim in the exercise of its reasonable discretion, subject to the provisions of this Section 11.6, and the Indemnifying Party shall, upon request from any of the Indemnified Parties, promptly pay to such Indemnified Parties in accordance with the other terms of this Section 11.6(b) the amount of any Expense or Loss subject to indemnification hereunder resulting from the Third-Party Claim. If the Indemnifying Party gives the foregoing notice that it elects to conduct and control the defense of such Third-Party Claim, the Indemnifying Party shall have the right, at its sole expense, to undertake, conduct and control, through counsel reasonably acceptable to the Indemnified Party, the conduct and settlement of such Third-Party Claim, and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith, provided that: (i) the Indemnifying Party shall use its reasonable best efforts to prevent any lien, encumbrance or other adverse charge to thereafter attach to any asset of any Indemnified Party; (ii) the Indemnifying Party shall use its reasonable best efforts to prevent any injunction against any Indemnified Party; (iii) the Indemnifying Party shall permit the Indemnified Party and any counsel chosen by the Indemnified Party and reasonably acceptable to the Indemnifying Party to monitor such conduct or settlement and shall provide the Indemnified Party and any such counsel with such information regarding such Third-Party Claim as either of them may reasonably request (which request may be general or specific), but the fees and expenses of such counsel chosen by the Indemnified Party shall be borne by the Indemnified Party unless (A) the Indemnifying Party and the Indemnified Party shall have mutually agreed that the Indemnifying Party should pay for such counsel or (B) the named parties to any such Third-Party Claim include the Indemnified Party and the Indemnifying Party and representation of both parties by the same counsel would be inappropriate due to actual or reasonably likely conflicts of interest between them, in either of which cases the reasonable fees and disbursements of counsel for such Indemnified Party shall be paid or reimbursed by the Indemnifying Party; and (iv) the Indemnifying Party shall agree promptly to reimburse to the extent required under this Article XI the Indemnified Party for the full amount of any Expense or Loss resulting from such Third-Party Claim. A Party’s defense of any Third-Party Claim pursuant to Section 11.6(b) includes the right (after consultation with the other Party following at least 21 days’ written notice thereof) to compromise, settle or consent to the entry of any judgment or determination of liability concerning such Third-Party Claim; provided, however, that, in no event shall the Indemnifying Party, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment if the effect thereof is (i) to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against such Indemnified Party or (ii) in the reasonable judgment of such Indemnified Party (as reflected in a written objection delivered by such Indemnified Party to the Indemnifying Party within the period of 21 days following receipt of the written notice described above in this Section 11.6(b)), have a material adverse financial impact or a material adverse effect upon the ongoing operations of such Indemnified Party (taken together with its Subsidiaries). Notwithstanding any other provision of this Section 11.6, unless otherwise specifically agreed to by the Parties in writing (which agreement may not be unreasonably withheld, conditioned or delayed), neither Party shall enter into any compromise or settlement or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the Third Party of a release of both the Indemnitee and the Indemnifying Party (and their respective Subsidiaries) from all further liability concerning such Third-Party Claim.

(c) If the Indemnifying Party shall not have undertaken the conduct and control of the defense of any Third-Party Claim as provided above, the Indemnifying Party shall nevertheless be entitled through counsel chosen by the Indemnifying Party and reasonably acceptable to the Indemnified Party to monitor the conduct or settlement of such claim by the Indemnified Party, and the Indemnified Party shall provide the Indemnifying Party and such counsel with such information regarding such Third-Party Claim as either of them may reasonably request (which request may be general or specific), but all costs and expenses incurred in connection with such monitoring shall be borne by the Indemnifying Party. In any such case, the Indemnified Party shall have the right to compromise, settle or consent to the entry of any judgment with respect to such Third-Party Claim as provided in Section 11.6(b) without the consent of the Indemnifying Party.

(d) If the Indemnified Party determines in its reasonable judgment that the Indemnifying Party is not contesting such Third-Party Claim in good faith or is not settling such Third-Party Claim in accordance with this Section 11.6, the Indemnified Party shall have the right to undertake control of the defense of such Third-Party Claim upon five days written notice to the Indemnifying Party and thereafter to defend, contest, settle or compromise such Third-Party Claim in the exercise of its exclusive discretion. In any such case, the Indemnified Party shall have the right to compromise, settle or consent to the entry of any judgment with respect to such Third-Party Claim as provided in Section 11.6(b) without the consent of the Indemnifying Party and at the sole expense of the Indemnifying Party.

(e) In the event of any payment by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, the Indemnifying Party will be subrogated to and will stand in the place of such Indemnified Party to the extent of such payment as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to the Third-Party Claim against any claimant or plaintiff asserting the Third-Party Claim or against any other Person (other than another Indemnified Party). Such Indemnified Party will cooperate with the Indemnifying Party in a reasonable manner, and at the cost and expense of the Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(f) If an Action is commenced by a Third Party naming both one or more Marathon Oil Parties and one or more Marathon Petroleum Parties as defendants thereto, such Action will be handled in accordance with Section 7.7(b), to the extent applicable. Except as provided in Section 11.8, in the event of any Action in which the Indemnifying Party and the Indemnified Party each have Liability, then at the request of either Party, the Parties will endeavor to agree on an apportionment of Liability and Out-of-Pocket Expenses related to the defense of such Action. In the event of any Action in which the Indemnifying Party is not also a named defendant, at the request of either the Indemnified Party or Indemnifying Party, the Parties will use reasonable efforts to substitute the Indemnifying Party for the named defendant in the Action.

(g) With respect to any Proceeding (as defined in the Tax Sharing Agreement), the provisions of the Tax Sharing Agreement (and not the provisions of this Section 11.6) shall apply.

SECTION 11.7 Procedures for Indemnification of Direct Claims. If any claim for indemnification on account of an Expense or a Loss that does not result from a Third-Party Claim is to be made directly by the Indemnified Party against the Indemnifying Party, the Indemnified Party shall promptly after learning of such direct claim give written notice to the Indemnifying Party describing such claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnified Party to provide notice in accordance with this Section 11.7 shall not relieve the Indemnifying Party of its obligations under this Article XI, except to the extent that such Indemnifying Party is actually prejudiced by such failure to provide prompt notice. Such notice may be given by email or other electronic means. Such Indemnifying Party shall have a period of 21 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 21-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to provide indemnification with respect to such claim. If such Indemnifying Party does not respond within such 21-day period or does respond within such 21-day period and rejects such claim in whole or in part, such Indemnified Party shall be free to pursue resolution as provided in Article XII.

SECTION 11.8 Contribution. If the indemnification provided for in this Article XI is judicially determined to be unavailable (other than in accordance with the terms of this Agreement, in which case this Section 11.8 shall not apply) to an Indemnified Party in respect of any Losses or Expenses referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Expense or Loss in such proportion as is appropriate to reflect the relative fault of the Marathon Petroleum Indemnified Parties, on the one hand, and the Marathon Oil Indemnified Parties, on the other hand, in connection with the conduct, statements or omissions that resulted in such Expense or Loss. The relative fault of any Marathon Petroleum Indemnified Party, on the one hand, and of any Marathon Oil Indemnified Party, on the other hand, in the case of any Expense or Loss arising out of or related to information contained in the Form 10 Registration Statement, the Information Statement, any Notes Offering Memorandum, the Stock Options Registration Statement (or related prospectus forming a part thereof), any other registration statement filed by Marathon Petroleum (or related prospectus forming a part thereof) or other securities law filing shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission of a material fact relates to information supplied by the Marathon Petroleum Business or a Marathon Petroleum Indemnified Party, on the one hand, or by the Marathon Oil Business or a Marathon Oil Indemnified Party, on the other hand. Only the Designated Marathon Information shall be deemed supplied by the Marathon Oil Business or the Marathon Oil Indemnified Parties. All other information in the Form 10 Registration Statement, the Information Statement, any Notes Offering Memorandum, the Stock Options Registration Statement (or related prospectus forming a part thereof) and any other registration statement filed by Marathon Petroleum (or related prospectus forming a part thereof) shall be deemed supplied by the Marathon Petroleum Business or the Marathon Petroleum Indemnified Parties. The Parties agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above.

SECTION 11.9 Remedies Cumulative. The remedies provided in this Article XI shall be cumulative and, subject to the provisions of Article XI, shall not preclude assertion by an

Indemnified Party of any other rights or the seeking of any and all other remedies against any Indemnifying Party; provided that the procedures set forth in this Article XI shall be the exclusive procedures governing any indemnity action brought under this Agreement.

SECTION 11.10 Survival. All covenants and agreements of the Parties contained in this Agreement relating to indemnification shall survive the Distribution Date indefinitely, unless a specific survival or other applicable period is expressly set forth herein.

SECTION 11.11 No Special Damages. IN NO EVENT SHALL ANY PARTY BE LIABLE UNDER THIS ARTICLE XI OR OTHERWISE IN RESPECT OF THIS AGREEMENT OR ANY OPERATING AGREEMENT FOR EXEMPLARY, SPECIAL, PUNITIVE, INDIRECT, REMOTE, SPECULATIVE OR CONSEQUENTIAL DAMAGES (INCLUDING IN RESPECT OF LOST PROFITS OR REVENUES), HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE), WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, EXCEPT TO THE EXTENT ANY SUCH PARTY INCURS SUCH DAMAGES PAYABLE TO A THIRD PARTY IN CONNECTION WITH A THIRD-PARTY CLAIM, IN WHICH EVENT SUCH DAMAGES SHALL BE RECOVERABLE.

SECTION 11.12 Ancillary Agreements. Notwithstanding anything in this Agreement to the contrary, to the extent any Operating Agreement contains any indemnification obligation or contribution obligation relating to any Marathon Oil Liability, Marathon Petroleum Liability or Transferred Asset contributed, assumed, retained, transferred, delivered, conveyed or governed pursuant to such Operating Agreement, the indemnification obligations and contribution obligations contained herein shall not apply to such Marathon Oil Liability, Marathon Petroleum Liability or Transferred Asset and instead the indemnification obligations and/or contribution obligations set forth in such Operating Agreement shall govern with regard to such Marathon Oil Liability, Marathon Petroleum Liability or Transferred Asset.

ARTICLE XII

DISPUTE RESOLUTION

SECTION 12.1 Agreement to Arbitrate. Except as otherwise specifically provided herein or in any Operating Agreement, the procedures for discussion, negotiation and arbitration set forth in this Article XII shall apply to all disputes, controversies or claims (whether sounding in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with this Agreement or any Operating Agreement or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby or thereby on or before the date of this Agreement or the Distribution Date), between or among any of the Marathon Oil Parties and the Marathon Petroleum Parties. Each Party hereto agrees on behalf of itself and its respective Subsidiaries that the procedures set forth in this Article XII shall be the sole and exclusive remedy in connection with any dispute, controversy or claim relating to any of the foregoing matters and irrevocably waives any right to commence any Action in or before any Governmental Authority, except as expressly provided in Section 12.7(b) and except to the extent provided under the Arbitration Act in the case of judicial review of arbitration results or awards. EACH PARTY ON BEHALF OF ITSELF AND ITS

RESPECTIVE SUBSIDIARIES IRREVOCABLY WAIVES ANY RIGHT TO ANY TRIAL IN A COURT THAT WOULD OTHERWISE HAVE JURISDICTION OVER ANY CLAIM, CONTROVERSY OR DISPUTE SET FORTH IN THE FIRST SENTENCE OF THIS SECTION 12.1.

SECTION 12.2 Escalation.

(a) The Parties hereto agree to use commercially reasonable efforts to resolve expeditiously any dispute, controversy or claim between them or any of their respective Subsidiaries with respect to the matters covered hereby that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any Party hereto involved in a dispute, controversy or claim may deliver a notice (an “Escalation Notice”) demanding an in-person meeting involving representatives of the Parties hereto at a senior level of management of the Parties hereto (or if the Parties hereto agree, of the appropriate strategic business unit or division within each Party). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer, of each Party involved in the dispute, controversy or claim (which copy shall state that it is an Escalation Notice pursuant to this Agreement). Any agenda, location or procedures for such discussions or negotiations between the Parties may be established by the Parties from time to time; provided, however, that the Parties shall use commercially reasonable efforts to meet within 30 days of the Escalation Notice.

(b) If the Parties are unable to resolve the dispute within 30 business days after the date of the Escalation Notice, any Party hereto will have the right to begin arbitration and submit an Arbitration Demand Notice in accordance with Section 12.3.

(c) The Parties may, by mutual consent, select a mediator to aid the Parties in their discussions and negotiations. Any opinion expressed by any such mediator shall be strictly advisory and shall not be binding on the Parties, nor shall any opinion expressed by any such mediator be admissible in any arbitration proceedings. Costs of any mediation shall be borne equally by the Parties, except that each Party shall be responsible for its own expenses. Mediation is not a prerequisite to a demand for arbitration under Section 12.3.

(d) The Parties agree that all discussions, negotiations and other information exchanged between the Parties during the foregoing proceedings will be without prejudice to the legal position of a Party in any subsequent Action.

SECTION 12.3 Procedures for Arbitration.

(a) At any time following the 30 business day period set forth in Section 12.2(b) (the “Arbitration Demand Date”), any Party involved in the dispute, controversy or claim (regardless of whether such Party delivered the Escalation Notice) may, unless the Applicable Deadline (as hereinafter defined) has occurred, make a written demand (the “Arbitration Demand Notice”) that the dispute be resolved by binding arbitration, which Arbitration Demand Notice shall be given to the Parties to the dispute, controversy or claim in the manner set forth in Section 14.9. If any Party shall deliver an Arbitration Demand Notice to another Party, such other Party may itself deliver an Arbitration Demand Notice to such first Party with respect to any related dispute, controversy or claim with respect to which the Applicable Deadline has not passed without the requirement of delivering an Escalation Notice. No Party may assert that the failure to resolve any matter during any discussions or negotiations, the course of conduct during the discussions or negotiations or the failure to agree on a mutually acceptable time, agenda, location or procedures for the meeting, in each case, as contemplated by Section 12.2, is a prerequisite to a demand for arbitration under this Section 12.3. If either Party delivers an Arbitration Demand Notice with respect to any dispute, controversy or claim that is the subject of any then pending arbitration proceeding or of a previously delivered Arbitration Demand Notice, all such disputes, controversies and claims shall be resolved in the arbitration proceeding for which an Arbitration Demand Notice was first delivered unless the arbitrator in his or her sole discretion determines that it is impracticable or otherwise inadvisable to do so.

(b) Except as may be expressly provided in any Operating Agreement, any Arbitration Demand Notice may be given until two years after the later of (i) the occurrence of the act or event giving rise to the underlying claim (it being understood that in the case of a Third-Party Claim, such date shall be the date of assertion of the Third-Party Claim rather than the act or event underlying the Third-Party Claim) and (ii) the date on which such act or event was, or should have been, in the exercise of reasonable due diligence, discovered by the Party asserting the claim (as applicable and as it may in a particular case be specifically extended by the Parties in writing, the “Applicable Deadline”). Any discussions, negotiations or mediations between the Parties pursuant to this Agreement or otherwise will not toll the Applicable Deadline unless expressly agreed in writing by the Parties. Each Party agrees, on behalf of itself and its respective Subsidiaries, that, if an Arbitration Demand Notice with respect to a dispute, controversy or claim is not given prior to the expiration of the Applicable Deadline, such dispute, controversy or claim will be barred. Subject to Section 12.7(d), upon delivery of an Arbitration Demand Notice pursuant to Section 12.3(a) prior to the Applicable Deadline, the dispute, controversy or claim shall be decided by one or more arbitrators in accordance with the rules set forth in this Article XII.

SECTION 12.4 Selection of Arbitrator.

(a) Except as otherwise set forth herein, any arbitration hereunder will be conducted in accordance with the American Arbitration Association (the “AAA”) Comprehensive Arbitration Rules and Procedures then prevailing. Unless the Parties otherwise agree, any such arbitration shall be conducted by and before a single arbitrator. Within 16 days following the delivery of any Arbitration Demand Notice hereunder, the Parties shall jointly request AAA to nominate ten candidates to act as arbitrator with respect to the dispute, by written notice to the Parties (provided, however, that, if the Party that submitted the Arbitration Demand Notice is unable to obtain the cooperation of the other Party to make such joint request, the Party that submitted such notice may make the request on behalf of both parties). Within 10 days following their receipt of such notice from AAA, the Parties shall concurrently exchange their respective rankings of the ten candidates and shall seek to select the arbitrator by mutual agreement. If the Parties do not reach agreement on the selection of the arbitrator within 20 days following their receipt of the notice from AAA providing the ten candidates (as evidenced by their joint notice of selection to AAA), the selection shall be made by AAA, which selection will take into account the Parties’ rankings of the candidates referred to in the immediately preceding sentence, if such rankings are provided to AAA. If the Parties determine, by mutual written agreement, to utilize an arbitration panel, consisting of two or more arbitrators, in connection with any dispute, each such arbitrator shall be selected pursuant to the procedures set forth in this Section 12.4(a) (and, in that event, any references to the “arbitrator” in this Article XII shall be deemed to refer such arbitration panel or each such arbitrator or any such arbitrator, as the context indicates or requires). Any arbitrator selected pursuant to this Section 12.4(a) shall be neutral and disinterested with respect to each of the Parties and the matter and shall be reasonably competent in the applicable subject matter.

(b) The arbitrator selected pursuant to Section 12.4(a) will set a time for the hearing of the matter, which will commence no later than 180 days after the selection of the arbitrator pursuant to Section 12.4(a). The arbitrator may extend such period at his or her discretion pursuant to a reasoned request from either Party or on his or her own initiative if it is necessary to do so. The arbitrator shall use his or her best efforts to reach a final decision and render the same in writing to the Parties not later than 60 days after the last hearing date, unless otherwise agreed by the Parties in writing. Failure of the arbitrator to do so, however, shall not be a basis for challenging the decision.

SECTION 12.5 Hearings. The arbitrator shall actively manage the arbitration with a view to achieving a just, speedy and cost-effective resolution of the dispute, claim or controversy. The arbitrator shall determine whether an oral hearing is required or whether the dispute should be submitted for a judgment or decision based on written submissions, verified witness statements and other written evidence. The arbitrator may, in his or her sole discretion, set time and other limits on the presentation of each Party’s case, its memoranda or other submissions, and refuse to receive any proffered evidence that the arbitrator finds to be cumulative, unnecessary, irrelevant or of low probative nature. The decision of the arbitrator will be final and binding on the Parties, and judgment thereon may be had and will be enforceable in any court having jurisdiction over the Parties. Arbitration awards will bear interest from the date of the award at an annual rate of the Prime Rate plus 2%. To the extent that the provisions of this Agreement and the prevailing rules of the AAA conflict, the provisions of this Agreement shall govern.

SECTION 12.6 Discovery and Certain Other Matters.

(a) Discovery procedures available in litigation before the courts shall not apply in any arbitration proceedings hereunder. Any Party involved in the applicable dispute, controversy or claim may request limited document production from the other Party or Parties of specific and expressly relevant documents, with the reasonable expenses of the producing Party or Parties incurred in such production paid by the requesting Party. Any such discovery shall be conducted expeditiously and shall not cause the hearing provided for in Section 12.5 to be adjourned except upon consent of both Parties or upon a showing of cause demonstrating that such adjournment is necessary to permit discovery essential to a Party to the proceeding. Depositions, interrogatories or other forms of discovery (other than the document production set forth above) shall not occur except by consent of all Parties involved in the applicable dispute, controversy or claim. Disputes concerning the scope of document production and enforcement of the document production requests will be referred to the arbitrator for resolution. All discovery requests will be subject to the Parties’ rights to claim any applicable privilege. The arbitrator will adopt procedures to protect the proprietary rights of the Parties and to maintain the confidential treatment of the arbitration proceedings (except as may be required by applicable law). Subject to the foregoing, the arbitrator shall have the power to issue subpoenas to compel the production of documents relevant to the dispute, controversy or claim.

(b) The arbitrator shall have full power and authority to determine issues of arbitrability but shall otherwise be limited to interpreting or construing the applicable provisions of this Agreement or any Operating Agreement, and will have no authority or power to limit, expand, alter, amend, modify, revoke or suspend any condition or provision of this Agreement or any Operating Agreement; it being understood, however, that the arbitrator will have full authority to implement the provisions of this Agreement or any Operating Agreement and to fashion appropriate remedies for breaches of this Agreement (including interim or permanent injunctive relief); provided, however, that the arbitrator shall not have (i) any authority in excess of the authority a court having jurisdiction over the Parties and the controversy or dispute would have absent these arbitration provisions or (ii) any right or power to award exemplary, punitive, special, indirect, consequential, remote or speculative damages (including in respect of lost profits or revenues) or treble damages (provided that this clause (ii) shall not limit the award of any such damages to the extent they are included in any Liabilities to third parties as to which the provisions of this Article XII are applicable). It is the intention of the Parties that in rendering a decision the arbitrator gives effect to the applicable provisions of this Agreement and the Operating Agreements and follow applicable law (it being understood and agreed that this sentence shall not give rise to a right of judicial review of the award of the arbitrator).

(c) If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrator may hear and determine the controversy upon evidence produced by the appearing Party. Any decision rendered under such circumstances shall be as valid and enforceable as if the Parties had appeared and participated fully at all stages.

(d) The fees of the arbitrator and all other arbitration costs shall be borne equally by each Party involved in the matter, except that each Party shall be responsible for its own attorney’s fees and other costs and expenses, including the costs of witnesses selected by such Party.

SECTION 12.7 Certain Additional Matters.

(a) Any arbitration award shall be an award with a holding in favor of or against a Party and shall include findings as to facts, issues or conclusions of law (including with respect to any matters relating to the validity or infringement of patents or patent applications) and shall include a statement of the reasoning on which the award rests. The award must also be in adequate form so that a judgment of a court may be entered thereupon. Judgment upon any arbitration award hereunder may be entered in any court having jurisdiction thereof. Any award shall not be vacated or appealed except on the bases of (i) the award being procured by fraud or corruption, (ii) the arbitrator being partial or corrupt, (iii) the arbitrator wrongfully refusing to postpone a hearing or hear evidence, or (iv) the arbitrator exceeding the scope of the power granted to the arbitrator in this Agreement.

(b) Regardless of whether an Escalation Notice has been delivered, prior to the time at which the arbitrator is appointed pursuant to Section 12.4, either Party may seek one or more temporary restraining orders in a court of competent jurisdiction if necessary in order to preserve and protect the status quo. Neither the request for, nor the grant or denial of, any such temporary restraining order shall be deemed a waiver of the obligation to arbitrate as set forth herein, and the arbitrator may order the Parties to petition the court to dissolve, continue or modify any such order. Any such temporary restraining order shall remain in effect until the first to occur of the expiration of the order in accordance with its terms or the dissolution thereof.

(c) Except as required by law, the Parties shall hold, and shall cause their respective officers, directors, employees, agents and other representatives to hold, the existence, content and result of mediation or arbitration in confidence in accordance with the provisions of Article XIII and except as may be required in order to enforce any award. Each of the Parties shall request that the arbitrator comply with such confidentiality requirement.

(d) If at any time the arbitrator shall fail to serve as such for any reason, the Parties shall select a new arbitrator who shall be disinterested as to the Parties and the matter in accordance with the procedure set forth herein for the selection of the initial arbitrator. The extent, if any, to which testimony previously given shall be repeated or as to which the replacement arbitrator elects to rely on the stenographic record (if there is one) of such testimony shall be determined by the arbitrator.

SECTION 12.8 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this Agreement and each Operating Agreement during the course of dispute resolution pursuant to the provisions of this Article XII with respect to all matters not subject to such dispute, controversy or claim to the extent such Party is obligated to do so pursuant to the underlying agreement.

SECTION 12.9 Law Governing Arbitration Procedures. The interpretation of the provisions of this Article XII, only insofar as they relate to the agreement to arbitrate and any procedures pursuant thereto, shall be governed by the Arbitration Act and other applicable U.S. federal law. In all other respects, the interpretation of this Agreement shall be governed as set forth in Section 14.2.

SECTION 12.10 Choice of Forum. Any arbitration proceedings hereunder shall take place in Atlanta, Georgia, unless another location is otherwise agreed to in writing by the Parties.

ARTICLE XIII

ACCESS TO INFORMATION AND SERVICES

SECTION 13.1 Agreement for Exchange of Information.

(a) At all times from and after the Distribution Date for a period of ten years, as soon as reasonably practicable after written request: (i) Marathon Oil shall afford to the Marathon Petroleum Parties and their authorized accountants, counsel and other designated representatives reasonable access during normal business hours to, or, at Marathon Petroleum’s written request and expense, provide copies of, all records, books, contracts, instruments, data, documents and other information (collectively, “Information”) in the possession or under the control of Marathon Oil immediately following the Distribution Date to the extent relating to Marathon Petroleum, the Marathon Petroleum Business immediately following the Distribution Date or the employees of the Marathon Petroleum Business; and (ii) Marathon Petroleum shall afford to the Marathon Oil Parties and their authorized accountants, counsel and other designated representatives reasonable access during normal business hours to, or, at Marathon Oil’s written request and expense, provide copies of, all Information in the possession or under the control of Marathon Petroleum immediately following the Distribution Date to the extent relating to Marathon Oil, the Marathon Oil Business immediately following the Distribution Date or the employees of the Marathon Oil Business; provided, however, that in the event that either Marathon Oil or Marathon Petroleum determines that any such provision of or access to Information would be commercially detrimental in any material respect, violate any law or agreement or waive any attorney client privilege, the work product doctrine or other applicable privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Any Party hereto may request Information under Section 13.1 or Section 13.7: (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities laws) by a Governmental Authority having jurisdiction over the requesting Party; (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims defense, regulatory filings, litigation or other similar requirements; (iii) for use in compensation, benefit or welfare plan administration or other bona fide business purposes; or (iv) to comply with its obligations under this Agreement or any Operating Agreement.

(c) Without limiting the generality of the foregoing, until the end of the first full fiscal year of Marathon Petroleum occurring after the Distribution Date (and for a reasonable period of time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s Information requests to enable the other Party to meet its timetable for dissemination of its earnings releases and financial statements and enable such other Party’s independent registered public accounting firm to timely complete their audit of the annual financial statements and review of the quarterly financial statements.

(d) Notwithstanding any other provision of this Article XIII, neither Party shall be required to deliver or make available to the other books and records or portions thereof which are subject to any applicable law, rule or regulation or confidentiality agreements which would by their terms prohibit such delivery; provided, however, if requested by the other Party, such Party shall use commercially reasonable efforts to seek a waiver of or other relief from such confidentiality restriction.

(e) To the extent any books or records are subject to restrictions or limitations set forth the Employee Matters Agreement, such restrictions and limitations shall apply to such books or records, notwithstanding any provisions of this Agreement.

(f) The Parties’ obligations to provide Information and cooperation with respect to taxes shall be governed by the Tax Sharing Agreement, and not by this Section 13.1.

SECTION 13.2 Ownership of Information. After the Effective Time, the Marathon Oil Parties shall own all Information, including all trade secrets, and all copyrights in any tangible expressions thereof, then in the possession or under the control of the Marathon Oil Parties or the Marathon Petroleum Parties, relating primarily to the Marathon Oil Business. The Marathon Oil Parties hereby grant the Marathon Petroleum Parties a nonexclusive, nonassignable, worldwide, royalty-free, perpetual license to use any such Information being used by the Marathon Petroleum Parties as of the Effective Time as permitted by the policies and procedures in effect within Marathon Oil and its Subsidiaries (including Marathon Petroleum and its Subsidiaries) immediately prior to the Effective Time. After the Effective Time, the Marathon Petroleum Parties shall own all Information, including all trade secrets, and all copyrights in any tangible expressions thereof, then in the possession or under the control of the Marathon Oil Parties or the Marathon Petroleum Parties, relating primarily to the Marathon Petroleum Business. The Marathon Petroleum Parties hereby grant the Marathon Oil Parties a nonexclusive, nonassignable, worldwide, royalty-free, perpetual license to use any such Information being used by the Marathon Oil Parties as of the Effective Time as permitted by the policies and procedures in effect within Marathon Oil and its Subsidiaries (including Marathon Petroleum and its Subsidiaries) immediately prior to the Effective Time. Notwithstanding the above: (i) all Information, including all trade secrets, and all copyrights in any tangible expressions thereof, relating to gas-to-fuels, gas-to-liquids hydrates, SCRUB (kinetic cracking), solvent extraction, oil sands tailings recovery, and down-hole technologies shall be the property of Marathon Oil or MOC; and (ii) all Information, including all trade secrets, and all copyrights in any tangible expressions thereof, relating to refined products pricing, retail marketing, or to Marathon Petroleum refineries, pipelines, terminals, tugs or barges, shall be the property of Marathon Petroleum. Any Information owned by one Party that is provided to a requesting Party pursuant to Section 13.1 shall be deemed to remain the property of the providing Party. Except as specifically set forth herein, nothing contained in this Agreement shall be construed to grant or confer rights of license or otherwise in any such Information.

SECTION 13.3 Compensation for Providing Information. The Party requesting Information agrees to reimburse the providing Party for the reasonable costs, if any, of gathering and copying such Information, to the extent that such costs are incurred for the benefit of the requesting Party. Except as otherwise specifically provided in this Agreement, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures, if any, and if there is no such standard methodology and procedures, then on a commercially reasonable basis.

SECTION 13.4 Retention of Records. To facilitate the possible exchange of Information pursuant to this Article XIII after the Distribution Date, except as otherwise required or agreed in writing, or as otherwise provided in the Tax Sharing Agreement, the Parties hereto agree to use commercially reasonable efforts to retain all Information in their respective possession or control on the Distribution Date in accordance with the policies and procedures of Marathon Oil as in effect on the Distribution Date or such other commercially reasonable policies and procedures as may be adopted by the applicable Party after the Distribution Date as provided herein. For a period of ten years following the Distribution Date, prior to amending in any material respect its policies and/or legal hold procedures with respect to retention of Information held by such Party as of the Effective Time, the Party proposing to amend its policies and/or legal hold procedures shall, to the extent practicable, provide no less than 30 days’ prior written notice to the other Party, specifying the amendments proposed to be made, and if, prior to the scheduled date for implementation of such amended policies and/or legal hold procedures, the other Party requests in writing that implementation of such amended policies and/or legal hold procedures be delayed, the other Party shall defer implementation for an additional 30 days and shall discuss in good faith during such 30-day period the written concerns and objections of the other Party. Notwithstanding the foregoing, no Party hereto shall be required to delay implementation of any amendment to Information retention policies and legal hold procedures to the extent such amendments are required by applicable law.

SECTION 13.5 Limitation of Liability. Except as expressly provided in this Agreement, no Party shall have any liability to the other Party (a) if any Information exchanged or provided pursuant to this Agreement is found to be inaccurate, in the absence of willful misconduct or fraud by the Party providing such Information, or (b) if any Information is destroyed despite using commercially reasonable efforts to comply with the provisions of Section 13.4.

SECTION 13.6 Production of Witnesses. At all times from and after the Distribution Date, each Party shall use commercially reasonable efforts to make available to the other Party (without cost (other than reimbursement of actual Out-of-Pocket Expenses) to, and upon prior written request of, the other Party) its directors, officers, employees and agents as witnesses to the extent that the same may reasonably be required by the other Party (giving consideration to business demands of such directors, officers, employees and agents) in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved with respect to the Marathon Petroleum Business, the Marathon Oil Business or any transactions contemplated hereby; provided, however, that direct claims or proceedings solely involving claims by one Party against the other Party shall be governed by the provisions of Article XII.

SECTION 13.7 Sharing of Knowledge. For a period of two years following the Distribution Date, subject to any limitations set forth in any Operating Agreement, as soon as reasonably practicable after written request: (i) to the extent that information or knowledge with respect to the Marathon Petroleum Business is available through discussions with employees of the Marathon Oil Parties, Marathon Oil shall make such employees reasonably available to Marathon Petroleum to provide such information or knowledge; and (ii) to the extent that information or knowledge relating to the Marathon Oil Business is available through discussions with employees of the Marathon Petroleum Parties, Marathon Petroleum shall make such employees reasonably available to Marathon Oil to provide such information or knowledge; provided, however, that in the event that either Marathon Oil or Marathon Petroleum determines that any such provision of such information or knowledge would be commercially detrimental in any material respect, violate any law or agreement or waive any attorney-client privilege, the work product doctrine or other applicable privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. The Party receiving information or knowledge shall retain such information or knowledge in accordance with the policies and procedures of Marathon Oil as in effect on the Distribution Date.

SECTION 13.8 Confidentiality.

(a) From and after the Distribution Date, each of Marathon Oil and Marathon Petroleum shall hold, and shall cause their respective Subsidiaries and its and their directors, officers, employees, agents, consultants, advisors, and other representatives (collectively, “Representatives”) to hold, in strict confidence, with at least the same degree of care that applies to Marathon Oil’s confidential and proprietary information pursuant to policies in effect as of the Distribution Date or such other procedures as may reasonably be adopted by the receiving Party after the Distribution Date, all Confidential Information of the disclosing Party or any of its Subsidiaries obtained by it prior to the Distribution Date, accessed by it pursuant to Section 13.1 or furnished to it by or on behalf of the disclosing Party or any of its Subsidiaries pursuant to this Agreement or, to the extent not addressed in an Operating Agreement, any agreement contemplated hereby, shall not use such Confidential Information (except as contemplated by this Agreement, an Operating Agreement or any agreement contemplated hereby) and shall not release or disclose such Confidential Information to any other Person, except its Representatives, who shall be bound by the provisions of this Section 13.8; provided, however, Confidential Information does not include information that a receiving Party can show that such information (A) has been published or has otherwise become available to the general public as part of the public domain without breach of this Agreement, (B) has been furnished or made known to the receiving Party without any obligation to keep it confidential by a Third Party under circumstances which are not known to the receiving Party to involve a breach of the Third Party’s obligations to a Party or (C) was developed independently of information furnished or made available to the receiving Party as contemplated under this Agreement. Each of Marathon Oil and Marathon Petroleum, respectively, shall be responsible for any breach of this Section 13.8 by any of its Representatives.

(b) If a Party is required to produce Confidential Information that it received from the disclosing Party in response to a subpoena or other demand for disclosure of a Governmental Authority, or in order to obtain or maintain any required governmental approval or comply with any applicable law, rule or regulation, any accounting or SEC disclosure obligation or any rule of any stock exchange on which the shares of such Party’s stock have been or will be traded, such Party shall, to the extent legally permissible, provide prior written notice to the disclosing Party before producing such Confidential Information. Upon receipt of such notice, the disclosing Party shall promptly (i) seek an appropriate protective order or (ii) waive the confidentiality obligations hereunder to the extent necessary to permit the other Party to respond to the demand or fully satisfy the relevant requirement or obligation. If a Party is nonetheless legally compelled to disclose Confidential Information and the disclosing Party does not promptly respond as required by this Section 13.8(b), such Party may disclose the Confidential Information described in such Party’s prior written notice to the extent necessary to respond to the demand or fully satisfy the relevant requirement or obligation.

(c) Without limiting the generality of Section 13.8(a) from and after the Distribution Date, each of Marathon Oil and Marathon Petroleum will implement and maintain security measures with at least the same degree of care that applies to Marathon Oil’s confidential and proprietary information pursuant to policies in effect as of the Distribution Date or such other procedures as may reasonably be adopted by the receiving Party after the Distribution that are designed to: (i) secure and maintain the confidentiality of Confidential Information of the other Party; (ii) protect Confidential Information of the other Party against anticipated threats or hazards; and (iii) protect against loss or theft or unauthorized access, copying, disclosure, loss, damage, modification or use of Confidential Information of the disclosing Party.

(d) Each of Marathon Oil and Marathon Petroleum agrees on behalf of itself and their respective Subsidiaries that in the performance of its obligations under this Agreement or the Operating Agreements, it is a “data processor” to the extent it “processes personal data” on behalf of the other Party within a European Economic Area country or received from the other Party’s operations in such a country. The terms “data processor,” “processes personal data” and “data controller” shall have the meaning given or applicable to them in the European Union’s Directive 95/46/EC regarding the protection of personal data.

(e) Each recipient of Confidential Information of the other may utilize and enhance its knowledge and experience retained in intangible form in the unaided memories of its Representatives as a result of developing, working with, or viewing the other Party’s Confidential Information (collectively, “Unaided Knowledge”). So long as the recipient otherwise complies with Section 13.8 of this Agreement, the recipient may develop, disclose, market, transfer and/or use Unaided Knowledge, and the other Party shall not have any rights in the works created using such Unaided Knowledge nor any rights to compensation related to the recipient’s use of such Unaided Knowledge, nor any rights in the recipient’s business endeavors.

(f) Each of Marathon Oil and Marathon Petroleum acknowledges that the disclosing Party would not have an adequate remedy at law for the breach by the receiving Party of any one or more of the covenants contained in this Section 13.8 and agrees that, in the event of such breach, the disclosing Party may, in addition to the other remedies that may be available to it, apply to a court for an injunction to prevent breaches of this Section 13.8 and to enforce specifically the terms and provisions of this Section 13.8. Notwithstanding any other Section hereof, the provisions of this Section 13.8 shall survive the Distribution Date indefinitely.

(g) This Section 13.8 shall not apply with respect to Confidential Information furnished to the receiving Party or accessed by the receiving Party pursuant to a Commercial Agreement, except to the extent that such Commercial Agreement incorporates the provisions of this Section 13.8 by reference.

(h) Notwithstanding the limitations set forth in this Section 13.8, with respect to financial and other information related to the Marathon Petroleum Parties for the periods during which such Marathon Petroleum Parties were Subsidiaries of Marathon Oil, Marathon Oil shall be permitted to disclose such information in its earnings releases, investor calls, rating agency presentations and other similar disclosures to the extent such information has customarily been included by Marathon Oil in such disclosures and in its reports, statements or other documents filed or furnished with the SEC in accordance with applicable law, rules or regulations.

SECTION 13.9 Privileged Matters.

(a) Each of Marathon Oil and Marathon Petroleum agrees to use commercially reasonable efforts to maintain, preserve and, following the written request of the other Party, assert all privileges, including privileges arising under or relating to the attorney-client relationship (which shall include the attorney-client and work product privileges), not heretofore waived, that relate to the Marathon Petroleum Business or the Marathon Oil Business for any period prior to the Distribution Date (each a “Privilege”). Each Party hereto acknowledges and agrees that any costs associated with asserting any Privilege shall be borne by the Party requesting that such Privilege be asserted. Each Party agrees that it shall not knowingly waive any Privilege that could be asserted under applicable law without the prior written consent of the other Party. Each Party agrees that it will not produce or disclose any information that it believes or has reason to believe may be covered by a Privilege of the other Party under this Section 13.9 unless (i) the other Party has provided its written consent to such production or disclosure (which consent shall not be unreasonably withheld, conditioned or delayed) or (ii) a court of competent jurisdiction has entered a final, nonappealable order finding that the information is not entitled to protection under any applicable Privilege. The rights and obligations created by this Section 13.9 shall apply to all information relating to the Marathon Oil Business or the Marathon Petroleum Business as to which, but for the Distribution, either Party would have been entitled to assert or did assert the protection of a Privilege (“Privileged Information”), including (i) any and all information generated prior to the Distribution Date but which, after the Distribution, is in the possession of either Party and (ii) all information generated, received or arising after the Distribution Date that refers to or relates to Privileged Information generated, received or arising prior to the Distribution Date.

(b) Upon receipt by either Party of any subpoena, discovery or other request that may call for the production or disclosure of Privileged Information or if either Party obtains knowledge that any current or former employee of Marathon Oil or Marathon Petroleum has received any subpoena, discovery or other request that may call for the production or disclosure of Privileged Information of the other Party, such Party shall notify promptly the other Party of the existence of the request and shall provide the other Party a reasonable opportunity to review the information and to assert any rights it may have under this Section 13.9 or otherwise to prevent the production or disclosure of Privileged Information.

(c) Marathon Oil’s transfer of books and records and other information to Marathon Petroleum, and Marathon Oil’s agreement to permit Marathon Petroleum to possess Privileged Information existing or generated prior to the Distribution Date, are made in reliance on Marathon Petroleum’s agreement, as set forth in Section 13.8 and Section 13.9, to maintain the confidentiality of Privileged Information and to assert and maintain all applicable Privileges. The access to information being granted pursuant to Section 13.1, the agreement to provide witnesses and individuals pursuant to Section 13.6 and the transfer of Privileged Information to Marathon Petroleum pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Section 13.9 or otherwise. Nothing in this Agreement shall operate to reduce, minimize or condition the rights granted to Marathon Oil in, or the obligations imposed upon Marathon Petroleum by, this Section 13.9. Marathon Petroleum’s transfer of books and records and other information to Marathon Oil, and Marathon Petroleum’s agreement to permit Marathon Oil to possess Privileged Information existing or generated prior to the Distribution Date, are made in reliance on Marathon Oil’s agreement, as set forth in Section 13.8 and Section 13.9, to maintain the confidentiality of Privileged Information and to assert and maintain all applicable Privileges. The access to information being granted pursuant to Section 13.1, the agreement to provide witnesses and individuals pursuant to Section 13.6 and the transfer of Privileged Information to Marathon Oil pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Section 13.9 or otherwise. Nothing in this Agreement shall operate to reduce, minimize or condition the rights granted to Marathon Petroleum in, or the obligations imposed upon Marathon Oil by, this Section 13.9.

SECTION 13.10 Attorney Representation. Marathon Oil, on behalf of itself and the other Marathon Oil Parties, hereby waives any conflict of interest with respect to any attorney who is or becomes an employee of Marathon Petroleum resulting from such person being an employee of Marathon Oil or any of its Subsidiaries (including the Marathon Petroleum Parties) at any time prior to the Distribution and agrees to allow such attorney to represent the Marathon Petroleum Parties in any transaction or dispute with respect to this Agreement, the Operating Agreements, the transactions contemplated hereby and thereby and transactions between the Parties which commence following the Distribution Date. Marathon Petroleum, on behalf of itself and the other Marathon Petroleum Parties, hereby waives any conflict of interest with respect to any attorney who is or becomes an employee of Marathon Oil resulting from such person being an employee of Marathon Petroleum or any of its Subsidiaries (including the Marathon Oil Parties) at any time prior to the Distribution and agrees to allow such attorney to represent the Marathon Oil Parties in any transaction or dispute with respect to this Agreement, the Operating Agreements and the transactions contemplated hereby and thereby and transactions between the Parties which commence following the Distribution Date. In furtherance of the foregoing, each Marathon Oil Party and each Marathon Petroleum Party will, upon request, execute and deliver a specific waiver as may be required in connection with a particular transaction or dispute under the applicable rules of professional conduct in order to effectuate the general waiver set forth above.

SECTION 13.11 Financial Information Certifications.

(a) In order to enable the principal executive officer or officers, principal financial officer or officers and controller or controllers of Marathon Oil to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002, within 30 days following the end of any fiscal quarter during which Marathon Petroleum is a Subsidiary of Marathon Oil, Marathon Petroleum shall provide a certification statement with respect to such quarter or portion thereof to those certifying officers and employees of Marathon Oil, which certification shall be in substantially the same form as had been provided by officers or employees of Marathon Petroleum in certifications delivered prior to the Distribution Date (provided that such certification shall be made by Marathon Petroleum rather than individual officers or employees), or as otherwise agreed upon between the Parties. Such certification statements shall also reflect any changes in certification statements necessitated by the transactions contemplated by this Agreement.

(b) In order to enable the principal executive officer or officers, principal financial officer or officers and controller or controllers of Marathon Petroleum to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002, within 30 days following the end of any fiscal quarter during which Marathon Petroleum is a Subsidiary of Marathon Oil, Marathon Oil shall provide a certification statement with respect to testing of internal controls for corporate and shared services processes for such quarter or portion thereof to those certifying officers and employees of Marathon Petroleum, which certification shall be in substantially the same form as had been provided by officers or employees of Marathon Oil in certifications delivered to its principal executive officer, principal financial officer and controller prior to the Distribution Date (provided that such certification shall be made by Marathon Oil rather than individual officers or employees,) or as otherwise agreed upon between the Parties. Such certification statements shall also reflect any changes in certification statements necessitated by the transactions contemplated by this Agreement.

ARTICLE XIV

MISCELLANEOUS

SECTION 14.1 Entire Agreement. This Agreement and the Operating Agreements, including the Schedules and Exhibits referred to herein and therein and the documents delivered pursuant hereto and thereto, constitute the entire agreement between any of the Parties hereto with respect to the subject matter contained herein or therein, and supersede all prior agreements, negotiations, discussions, understandings and commitments, written or oral, between any of the Parties hereto with respect to such subject matter.

SECTION 14.2 Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION OR RULE THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

SECTION 14.3 Amendment. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of Marathon Oil, MOC and Marathon Petroleum.

SECTION 14.4 Waiver. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or Parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently given for the purposes of this Agreement if, as to any Party, it is in writing signed by an authorized representative of such Party. The failure of any Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, or in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

SECTION 14.5 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

SECTION 14.6 Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by and delivered to each of the Parties hereto.

SECTION 14.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and permitted assigns; provided, however, that the rights and obligations of any Party under this Agreement shall not be assignable by such Party without the prior written consent of the other Parties hereto. The successors and permitted assigns hereunder shall include any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise).

SECTION 14.8 Third-Party Beneficiaries. Except to the extent otherwise provided in Article IX (solely with respect to the directors and officers insurance policy), Article XI and Section 13.10, the provisions of this Agreement are solely for the benefit of the Parties and their respective Subsidiaries, Affiliates, successors and permitted assigns and shall not confer upon any Third Party any remedy, claim, liability, reimbursement or other right in excess of those existing without reference to this Agreement or any Operating Agreement.

SECTION 14.9 Notices. All notices, requests, claims, demands and other communications required or permitted hereunder shall be in writing and shall be deemed duly given or delivered (i) when delivered personally, (ii) if transmitted by facsimile when confirmation of transmission is received or by email when receipt of such email is acknowledged by return email, (iii) if sent by registered or certified mail, postage prepaid, return receipt requested, on the third business day after mailing or (iv) if sent by private courier when received; and shall be addressed as follows:

If to Marathon Oil or MOC, to:

Marathon Oil Corporation

5555 San Felipe Street

Houston, Texas 77056-2799

Attention: General Counsel

Facsimile: (713) 296-4375

Email address: sjkerrigan@marathonoil.com

If to Marathon Petroleum, to:

Marathon Petroleum Corporation

539 S. Main Street

Findlay, Ohio 45840

Attention: General Counsel

Facsimile: (419) 421-3124

Email address: jmwilder@marathonpetroleum.com

or to such other address as such Party may indicate by a notice delivered to the other Parties.

SECTION 14.10 No Reliance on Other Party. The Parties hereto represent to each other that this Agreement is entered into with full consideration of any and all rights which the Parties hereto may have. The Parties hereto have relied upon their own knowledge and judgment and have conducted such investigations they and their in-house counsel have deemed appropriate regarding this Agreement and the Operating Agreements and their rights in connection with this Agreement and the Operating Agreements. The Parties hereto are not relying upon any representations or statements made by any other Party, or any such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties hereto are not relying upon a legal duty, if one exists, on the part of any other Party (or any such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or its preparation, it being expressly understood that no Party hereto shall ever assert any failure to disclose information on the part of any other Party as a ground for challenging this Agreement or any provision hereof.

SECTION 14.11 Performance. Each Party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party.

SECTION 14.12 Force Majeure. No Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, including acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

SECTION 14.13 Termination. Notwithstanding any provisions hereof, this Agreement may be terminated and the Distribution abandoned at any time prior to the Effective Time by and in the sole discretion of Marathon Oil without the prior the approval of Marathon Petroleum, MOC or any other Person. In the event of such termination, this Agreement shall forthwith become void and no Party shall have any liability to any Person by reason of this Agreement or such termination.

SECTION 14.14 Limited Liability. Notwithstanding any other provision of this Agreement, no individual who is a stockholder, director, employee, officer, agent or representative of Marathon Petroleum, MOC or Marathon Oil, in such individual’s capacity as such, shall have any liability in respect of or relating to the covenants or obligations of Marathon Petroleum, MOC or Marathon Oil, as applicable, under this Agreement or any Operating Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of Marathon Petroleum, MOC and Marathon Oil, for itself and its respective Subsidiaries and its and their respective stockholders, directors, employees and officers, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their authorized representatives as of the date first above written.

MARATHON OIL CORPORATION

By:
Name:
Title:

MARATHON OIL COMPANY

By:
Name:
Title:

MARATHON PETROLEUM CORPORATION

By:
Name:
Title:

Signature Page to Separation and Distribution Agreement